Exhibit 99.2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

September 30, 2022

TURQUOISE HILL

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This management’s discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the unaudited condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the three and nine months ended September 30, 2022, as well as the MD&A for the year ended December 31, 2021 dated as of March 2, 2022 and the annual audited consolidated financial statements and accompanying notes for the years ended December 31, 2021 and December 31, 2020. The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In this MD&A, unless the context otherwise dictates, a reference to the “Company”, “we” or “our” refers to Turquoise Hill Resources Ltd. and a reference to “Turquoise Hill” refers to Turquoise Hill Resources Ltd. together with its subsidiaries. Additional information about the Company, including its Annual Information Form for the year ended December 31, 2021 dated as of March 2, 2022 (AIF), is available under the Company’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars and “$” to United States dollars.

This MD&A refers to the All Injury Frequency Rate (AIFR), which is an indicator of workplace health and safety and provides insight into an organisation’s efforts to protect its workforce from work-related hazards. Oyu Tolgoi’s AIFR is based on 200,000 hours of work exposure.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 33.

This MD&A also contains certain non-GAAP financial measures, non-GAAP ratios, and supplementary financial measures. Please refer to the section titled “Non-GAAP and Other Financial Measures” commencing on page 29 for more information.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risks and Uncertainties” in this MD&A commencing on page 26.

The date of this MD&A is November 14, 2022.

September 30, 2022	Page| 1

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

TABLE OF CONTENTS

FINANCIAL AND OPERATIONAL HIGHLIGHTS	3

OPERATIONAL OUTLOOK FOR 2022	4

OUR BUSINESS	5

SELECTED FINANCIAL METRICS	6

OYU TOLGOI	8

FUNDING OF OT LLC BY TURQUOISE HILL	11

PRIVATISATION PROPOSAL RECEIVED FROM RIO TINTO	15

GOVERNMENT RELATIONS	16

CLASS ACTION COMPLAINTS	19

NOTICE OF ARBITRATION	20

CORPORATE ACTIVITIES	20

INCOME AND OTHER TAXES	20

LIQUIDITY AND CAPITAL RESOURCES	21

SHARE CAPITAL	24

COPPER, GOLD AND FOREIGN EXCHANGE MARKET COMMENTARY	24

OFF-BALANCE SHEET ARRANGEMENTS	24

CONTRACTUAL OBLIGATIONS	25

CRITICAL ACCOUNTING ESTIMATES	25

RECENT ACCOUNTING PRONOUNCEMENTS	25

RISKS AND UNCERTAINTIES	26

RELATED-PARTY TRANSACTIONS	27

SELECTED QUARTERLY DATA	28

NON-GAAP AND OTHER FINANCIAL MEASURES	29

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	33

QUALIFIED PERSON	33

CAUTIONARY STATEMENTS	33

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION	34

September 30, 2022	Page| 2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

FINANCIAL AND OPERATIONAL HIGHLIGHTS

●	Oyu Tolgoi surface operations[1] and underground workforce posted an AIFR of 0.19 per 200,000 hours worked for the nine months ended September 30, 2022.

●	In Q3’22, Oyu Tolgoi produced 36.3 thousand tonnes of copper in concentrate and 42.7 thousand ounces of gold in concentrate.

●	Mill throughput of 10.68 million tonnes in Q3’22 was 14% higher than Q3’21 and 10% higher than Q2’22, which is in line with expectations due to higher mill availability.

●

Copper production guidance for 2022 remains within the range of 110,000 to 150,000 tonnes while 2022 gold production guidance has been revised from a range of 150,000 – 170,000 ounces to 165,000 – 185,000 ounces.

●

Continued progress in underground on-footprint construction and blasting saw firing of the 7th drawbell during Q3’22 and commencement of commissioning of the second truck chute. Four further drawbells were blasted during October and early November bringing the total number fired to 11, and sustainable production, which is anticipated once between 16 and 21 drawbells have been blasted, subject to the natural caving conditions encountered, is now anticipated in Q1’23.

●

Turquoise Hill currently estimates its base case incremental funding requirement to be in the range of $3.7 billion to $4.0 billion (June 30, 2022: base case estimate of $3.6 billion). Contributing factors to this increase include updated commodity pricing and other market-based assumptions, including LIBOR and inflation, and a draft operating plan for 2023 received from OT LLC.

●

As at September 30, 2022, Turquoise Hill had $0.2 billion of available liquidity in the form of cash and cash equivalents, which under current projections would be sufficient to meet the Company’s requirements, including funding of underground capital expenditures, into December 2022. Thereafter, the Company plans to rely on the various sources of funding available under the Amended HoA[2] (see the section “Funding of OT LLC by Turquoise Hill” of this MD&A) to provide it with sufficient liquidity and resources to meet its minimum obligations for a period of at least 12 months from the balance sheet date of September 30, 2022. The risks inherent in delivery of the Amended HoA funding plan, some of which are outside of the Company’s control, result in the existence of a material uncertainty that casts a significant doubt about the Company’s ability to continue as a going concern.

●

Revenue of $391.1 million in Q3’22 decreased by $271.0 million or 40.9% from $662.1 million in Q3’21 due to 13.4% and 67.2% decreases in copper and gold production, respectively, which were driven by lower head grades from the planned transition of mining to the next phase of operations earlier in 2022 and processing of lower grade stockpile material. Revenue was also impacted by 17.4% and 3.4% decreases in average copper and gold prices, respectively, from Q3’21.

●

Income for the period was $40.0 million in Q3’22 versus $54.4 million in Q3’21. This decrease was mainly the result of $271.0 million lower revenue and $44.0 million higher cost of sales, partially offset by $301.9 million lower income and other tax charges. Cost of sales was impacted by inflationary pressures, including higher input prices. A $6.7 million tax charge was recorded in Q3’22 versus $308.5 million in Q3’21. Income attributable to owners of Turquoise Hill in Q3’22 was $46.6 million ($0.23 per share) versus $55.7 million ($0.28 per share) in Q3’21.

1 Surface operations denotes open-pit operations plus on surface infrastructure benefitting both the open pit and underground including, but not limited to, the concentrator, tailings storage facility and central heating plant. Of the 10,685 thousand tonnes of material processed by the mill in Q3’22, approximately 543 thousand tonnes was underground development material.

2 The Amended HoA is the third amended and restated heads of agreement dated September 5, 2022 entered into between the Company and Rio Tinto. Please refer to the Section titled “Funding of OT LLC by Turquoise Hill” on page 11 of this MD&A for further information.

September 30, 2022	Page| 3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

●	Cost of sales in Q3’22 was $2.76 per pound of copper sold[3] and C1 cash costs were $1.72 per pound of copper produced[4]. All-in sustaining costs were $2.60 per pound of copper produced[4].

●

Total operating cash costs[5] of $228.0 million in Q3’22 increased 1.7% from $224.1 million in Q3’21, which is largely due to inflationary pressures on prices for critical supplies including fuel, power and explosives, partially offset by higher deferred stripping due to the planned transition of mining from Phase 4B to Phase 5A and lower royalty costs due to lower revenue.

●

Expenditures on property, plant and equipment[6] in Q3’22 were $267.6 million, which included $236.0 million of capital expenditures on the underground project[7]. Capital expenditures on the underground project[7] included $109.9 million of underground sustaining capital expenditures[7]. At September 30, 2022, total capital expenditures on the underground project[7] since January 1, 2016 were $6.0 billion, including $0.6 billion of underground sustaining capital expenditures[7].

●

Cash used in operating activities before interest and tax was $8.4 million versus cash generated from operating activities before interest and tax of $382.5 million in Q3’21. This change was primarily due to $271.0 million lower revenue, $44.0 million higher cost of sales and $3.9 million higher other operating cash costs. These higher costs were largely due to inflationary pressures on prices for critical supplies including fuel, power and explosives. Net cash used in operating activities was $33.6 million versus net cash generated from operating activities of $382.0 million in Q3’21. In addition to the factors discussed above, this change was also impacted by $26.1 million higher interest paid in Q3’22 due to a timing difference on payment of certain completion support fees to Rio Tinto.

●

The special meeting of Turquoise Hill shareholders, previously scheduled for November 15, 2022 at 10:30 a.m. (Eastern time), (the Special Meeting) has been adjourned to a date to be determined (see the section “Privatisation Proposal Received from Rio Tinto” of this MD&A).

OPERATIONAL OUTLOOK FOR 2022

Oyu Tolgoi is expected to produce 110 to 150 thousand tonnes of copper and 165 to 185 thousand ounces of gold in concentrates in 2022 from processing ore from the open pit, underground and stockpiles. Gold production guidance has been revised upward from a previous forecast range of 150 to 170 thousand ounces. The higher gold guidance reflects more reliable grade performance from mining of Phase 5 during Q3’22 with related higher recoveries. This builds on the higher gold production from completion of Phase 4B in H1’22.

Total operating cash costs8 for 2022 are now expected to be in the range of $855 million to $910 million compared to previous guidance of $850 million to $925 million, which is largely due to deferral of non-critical activities to contain inflationary pressures for key inputs, including fuel and ammonium nitrate.

3 Cost of sales per pound of copper sold is a supplementary financial measure. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 29 of this MD&A for further information.

4 C1 cash costs per pound of copper produced and all-in sustaining costs per pound of copper produced are non-GAAP ratios. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 29 of this MD&A for further information.

5 Total operating cash costs is a non-GAAP financial measure. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 29 of this MD&A for further information.

6 In this MD&A, expenditures on property, plant and equipment are sometimes alternatively referred to as “capital expenditures on a cash basis”.

7 Capital expenditures on the underground project and underground sustaining capital expenditures are supplementary financial measures. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 29 of this MD&A for further information.

8 Total operating cash costs is a non-GAAP measure that is forward-looking information. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 29 of this MD&A for further information.

September 30, 2022	Page| 4

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Capital expenditures on surface operations9 for 2022 are expected to remain within the previously disclosed guidance range of $140 million to $170 million. Capital expenditures on the underground project9 are now expected to be lower at $1.0 billion to $1.1 billion for 2022 compared to original guidance of $1.1 billion to $1.3 billion, resulting from improvements to construction productivity and the slower ramp-up and onboarding of on-site construction resources throughout 2022. Capital expenditures on the underground project9 are expected to be comprised of $600 million to $700 million of underground development capital expenditures9 and $400 million to $500 million of underground sustaining capital expenditures9.

Capital expenditures on surface operations9 is mainly comprised of deferred stripping, equipment purchases, tailings storage facility construction and maintenance componentisation. Capital expenditures on the underground project9 is inclusive of VAT and capitalised management services payments but excludes capitalised interest.

2022 C1 cash costs are expected to be in the range of positive $1.55 to positive $2.05 per pound of copper produced10, which compares to previous guidance of positive $1.95 to positive $2.35 per pound of copper produced. 2022 is higher than 2021 due to lower gold production in 2022. The reduction in C1 cash costs from previous guidance is due to improved grade performance for gold and cost optimisations helping to offset the inflationary pressures noted above. Unit cost guidance assumes the midpoint of the expected 2022 copper and gold production ranges and a gold commodity price assumption of $1,808 per ounce.

Estimates of future production, expenditures on property, plant and equipment, total operating cash costs and C1 cash costs per pound of copper produced presented in this MD&A are based on mine plans that reflect the expected method by which the Company will mine reserves at Oyu Tolgoi. Actual gold and copper production and associated costs may vary from these estimates due to a number of operational and non-operational risk factors (see the section “Forward-Looking Statements and Forward-Looking Information” of this MD&A for a description of certain risk factors that could cause actual results to differ materially from these estimates).

OUR BUSINESS

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. The Company’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (OT LLC); the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes or EOT), a Mongolian state-owned entity.

The Oyu Tolgoi property is located approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. The property is cut by the Oyu Tolgoi trend, a 12 kilometres north-south orientated corridor which is host to the known deposits, Hugo North, Hugo South, Oyut and Heruga. Open-pit mining operations commenced at Oyut in 2013. The Hugo North deposit (Lift 1) is currently being developed as an underground operation with sustainable production expected to commence in Q1’23.

The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. Since 2014, the concentrator has consistently achieved a throughput of over 105,000 tonnes per day due to improvements in operating practices. Concentrator throughput for 2022 is targeted at over 110,000 tonnes per day and expected to be approximately 40 million tonnes for the year due to improvements in concentrator performance and more favourable ore characteristics.

As at September 30, 2022, Oyu Tolgoi had a total workforce (employees and contractors), including for underground project construction, of approximately 19,100 workers, of which over 97% were Mongolian.

9 Underground development capital expenditures, underground sustaining capital expenditures, capital expenditures on surface operations and capital expenditures on the underground project are all supplementary financial measures. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 29 of this MD&A for further information.

10 C1 cash costs per pound of copper produced is a non-GAAP ratio. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 29 of this MD&A for further information.

September 30, 2022	Page| 5

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

SELECTED FINANCIAL METRICS (1)

	Three months ended			Nine months ended

	3Q	3Q	Change	3Q	3Q	Change
($ in millions, unless otherwise noted)
	2022	2021	%	2022	2021	%

		Restated (6)			Restated (6)

Revenue	391.1	662.1	(40.9%)	1,195.8	1,518.5	(21.3%)

Income for the period	40.0	54.4	(26.5%)	527.7	514.4	2.6%

Income attributable to owners of Turquoise Hill Resources Ltd	46.6	55.7	(16.3%)	404.4	395.3	2.3%

Basic and diluted earnings per share attributable to owners of Turquoise	0.23	0.28	(17.9%)	2.01	1.96	2.6%

Hill Resources Ltd

Revenue by metals in concentrates

Copper	288.9	395.8	(27.0%)	845.7	926.4	(8.7%)

Gold	96.8	260.0	(62.8%)	335.4	578.0	(42.0%)

Silver	5.4	6.3	(14.3%)	14.7	14.1	4.3%

Cost of sales	254.6	210.6	20.9%	649.1	451.8	43.7%

Production and delivery costs	205.6	160.5	28.1%	515.9	328.2	57.2%

Depreciation and depletion	49.1	50.1	(2.0%)	133.1	123.5	7.8%

Capital expenditure on cash basis (2)	267.6	209.0	28.0%	758.4	686.6	10.5%

Underground development capital expenditures	126.1	129.0	(2.2%)	377.4	468.7	(19.5%)

Underground sustaining capital expenditures	109.9	63.7	72.5%	280.6	174.5	60.8%

Capital expenditures on surface operations	31.6	16.3	93.9%	100.4	43.4	131.3%

Royalty expenses	16.8	37.6	(55.3%)	70.2	82.8	(15.2%)

Total operating cash costs (3)	228.0	224.1	1.7%	686.5	638.7	7.5%

Unit costs ($)		.

Cost of sales (per pound of copper sold) (4)	2.76	2.06	34.0%	2.75	1.95	41.0%

C1 (per pound of copper produced) (5)	1.72	(0.60)	(386.7%)	1.57	0.08	1,862.5%

All-in sustaining (per pound of copper produced) (5)	2.60	0.08	3,150.0%	2.65	0.65	307.7%

Mining costs (per tonne of material mined) (5)	2.53	2.08	21.6%	2.40	2.20	9.1%

Milling costs (per tonne of ore treated) (5)	6.91	8.01	(13.7%)	6.86	7.10	(3.4%)

G&A costs (per tonne of ore treated) (4)	3.28	3.63	(9.6%)	4.41	4.02	9.7%

Net cash generated from (used in) operating activities	(33.6)	382.0	(108.8%)	317.8	467.2	(32.0%)

Cash generated from (used in) operating activities before interest and tax	(8.4)	382.5	(102.2%)	429.7	935.5	(54.1%)

Interest paid	27.0	0.9	2,900.0%	112.6	111.9	0.6%

Total assets	14,773	13,969	5.8%	14,773	13,969	5.8%

Total non-current financial liabilities	3,791	4,422	(14.3%)	3,791	4,422	(14.3%)

(1)	All financial information in this MD&A should be reviewed in conjunction with the Company‘s consolidated financial statements for the reporting periods indicated.

(2)

Capital expenditures on a cash basis is split between underground development capital expenditures and underground sustaining capital expenditures and capital expenditures on surface operations, all supplementary financial measures. Please refer to the Section titled – “Non-GAAP and Other Financial Measures” on page 29 of this MD&A for further information.

(3)	Total operating cash costs is a non-GAAP financial measure. Please refer to the Section titled – “Non-GAAP and Other Financial Measures” on page 29 of this MD&A for further information.

(4)

Cost of sales per pound of copper sold and General & Administrative (G&A) costs per tonne of ore treated are supplementary financial measures. Please refer to the Section titled – “Non-GAAP and Other Financial Measures” on page 29 of this MD&A for further information.

(5)

C1 cash costs per pound of copper produced, all-in sustaining costs per pound of copper produced, mining costs per tonne of material mined, and milling costs per tonne of ore treated are non-GAAP ratios which are not standardised financial measures and are not intended to replace measures prepared in accordance with IFRS. Please refer to the Section titled – “Non-GAAP and Other Financial Measures” on page 29 of this MD&A for further information.

(6)

Prior year comparatives have been restated for adoption of the IAS16 amendment to Property, Plant and Equipment: Proceeds before intended use. Please refer to the Section titled “Recent Accounting Pronouncements” on page 25 of this MD&A for further information.

Q3’22 versus Q3’21

●

Revenue of $391.1 million in Q3’22 decreased by $271.0 million or 40.9% from $662.1 million in Q3’21 due to 13.4% and 67.2% decreases in copper and gold production, respectively, which were driven by lower head grades from the planned transition of mining to the next phase of operations earlier in 2022 and processing of lower grade stockpile material. Revenue was also impacted by decreases of 17.4% and 3.4% in average copper and gold prices, respectively, from Q3’21.

●

Income for the period was $40.0 million in Q3’22 versus $54.4 million in Q3’21. This decrease was mainly the result of $271.0 million lower revenue and $44.0 million higher cost of sales, partially offset by $301.9

September 30, 2022	Page| 6

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

million lower income and other tax charges. Cost of sales was impacted by inflationary pressures, including higher input prices. A $6.7 million tax charge was recorded in Q3’22 versus $308.5 million in Q3’21. Income attributable to owners of Turquoise Hill in Q3’22 was $46.6 million ($0.23 per share) versus $55.7 million ($0.28 per share) in Q3’21.

●

Cost of sales of $254.6 million in Q3’22 increased from $210.6 million in Q3’21 due to higher costs from inflationary pressures on input prices as well as higher unit costs from lower production. These were offset by a 5.9% decrease in sold concentrate volumes. Onsite concentrate inventory levels have remained at target levels since Q2’22.

●

Expenditures on property, plant and equipment were $267.6 million in Q3’22 versus $209.0 million in Q3’21, comprised of $236.0 million (Q3’21: $192.7 million) in capital expenditures on the underground project[11], including $109.9 million (Q3’21: $63.7 million) in underground sustaining capital expenditures[11], as well as $31.6 million (Q3’21: $16.3 million) in capital expenditures on surface operations[11].

●

Total operating cash costs[12] of $228.0 million in Q3’22 increased 1.7% from $224.1 million in Q3’21, largely due to inflationary pressures on prices for critical supplies including fuel, power and explosives, partially offset by higher deferred stripping due to the planned transition of mining from Phase 4B to Phase 5A and lower royalty costs from lower revenue.

●

Cost of sales of $2.76 per pound of copper sold[13] in Q3’22 increased 34.0% from $2.06 per pound of copper sold in Q3’21, reflecting higher operating cash costs and an increase in unit fixed costs from lower metal production and copper head grades.

●

Oyu Tolgoi’s C1 cash costs of $1.72 per pound of copper produced[14] in Q3’22 increased from negative $0.60 per pound of copper produced in Q3’21, primarily reflecting the impact of a $163.2 million decrease in gold revenue following the planned transition of mining to the next phase of operations earlier in 2022. Additionally, total operating cash costs[12] were higher and copper produced was lower compared to Q3’21.

●

All-in sustaining costs of $2.60 per pound of copper produced[14] in Q3’22 increased from $0.08 per pound of copper produced in Q3’21. All-in sustaining costs were impacted by the same factors as C1 cash costs as well as a $15.3 million increase in capital expenditures on surface operations due to higher spend on maintenance componentisation and the tailings storage facility, higher deferred stripping from the planned change in mine sequence and commencement of the Gashuun Sukhait (GSK) road in 2022.

●

Mining costs of $2.53 per tonne of material mined[14] in Q3’22 increased 21.6% from $2.08 per tonne of material mined in Q3’21. The increase was mainly driven by inflationary pressures on prices including fuel, explosives and tires. The increase in mining costs, on a unit cost basis, was offset by a 15.6% increase in open pit material mined from 22.6Mt in Q3’21 to 26.1Mt in Q3’22.

●

Milling costs of $6.91 per tonne of ore treated[14] in Q3’22 decreased 13.7% from $8.01 per tonne of ore treated in Q3’21 due to the higher mill throughput due to higher mill availability and slightly lower milling costs.

●

G&A costs of $3.28 per tonne of ore treated[15] in Q3’22 decreased 9.6% from $3.63 per tonne of ore treated in Q3’21. The decrease is mainly due to higher mill throughput due from higher mill availability.

11 Capital expenditures on the underground project, underground sustaining capital expenditures and capital expenditures on surface operations are supplementary financial measures. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 29 of this MD&A for further information.

12 Total operating cash costs is a non-GAAP financial measure. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 29 of this MD&A for further information.

13 Cost of sales per pound of copper sold is a supplementary financial measure. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 29 of this MD&A for further information.

14 C1 cash costs per pound of copper produced, all-in sustaining costs per pound of copper produced, mining costs per tonne of material mined and milling costs per tonne of ore treated are non-GAAP ratios. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 29 of this MD&A for further information.

15 G&A costs per tonne of ore treated is a supplementary financial measure. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 29 of this MD&A for further information.

September 30, 2022	Page| 7

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

●

Cash used in operating activities before interest and tax was $8.4 million versus cash generated from operating activities before interest and tax of $382.5 million in Q3’21. This change was primarily due to $271.0 million lower revenue, $44.0 million higher cost of sales and $3.9 million higher other operating cash costs. These higher costs were largely due to inflationary pressures on prices for critical supplies including fuel, power and explosives. Net cash used in operating activities was $33.6 million versus net cash generated from operating activities of $382.0 million in Q3’21. In addition to the factors discussed above, this change was also impacted by $26.1 million higher interests paid in Q3’22 due to a timing difference of payments of certain completion support fees to Rio Tinto.

OYU TOLGOI

Operations, People, Safety Performance and COVID-19 Update

The safety and wellbeing of our workers continues to be our major focus. The Oyu Tolgoi surface operations and underground workforce posted an AIFR of 0.19 per 200,000 hours worked for the nine months ended September 30, 2022.

During Q3’22, COVID-19 cases identified at Oyu Tolgoi have continued at low levels and the testing regime has been eased. Following the recent relaxation of COVID-19 government-initiated restrictions in Mongolia, Oyu Tolgoi has progressively restarted work on project facilities with workforce numbers now at full capacity.

During Q3’22, COVID-related controls remained a factor in cross-border shipping rates into China; however, concentrate inventory levels on site remained at or near target levels.

The global supply chain impacts relating to the Russia-Ukraine conflict continue and, in response, the business continues to closely monitor and hold greater inventory levels of certain critical supplies.

September 30, 2022	Page| 8

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Selected Operational Metrics

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	3Q	3Q	Change	9 months	9 months	Change

	2022	2021		2022	2021

Open pit material mined (‘000 tonnes)	26,102	22,588	15.6%	76,038	61,005	24.6%

Ore treated (‘000 tonnes)	10,685	9,336	14.4%	29,951	28,550	4.9%

Average mill head grades:

Copper (%)	0.42	0.53	(20.8%)	0.41	0.52	(21.2%)

Gold (g/t)	0.22	0.63	(65.1%)	0.27	0.60	(55.0%)

Silver (g/t)	1.32	1.29	2.3%	1.24	1.26	(1.6%)

Concentrates produced (‘000 tonnes)	173.6	191.9	(9.5%)	463.9	567.0	(18.2%)

Average concentrate grade (% Cu)	20.9	21.9	(4.6%)	20.9	21.9	(4.6%)

Production of metals in concentrates:

Copper (‘000 tonnes)	36.3	41.9	(13.4%)	97.1	124.1	(21.8%)

Gold (‘000 ounces)	43	131	(67.2%)	150	390	(61.5%)

Silver (‘000 ounces)	256	249	2.8%	668	739	(9.6%)

Concentrate sold (‘000 tonnes)	211.1	224.4	(5.9%)	534.7	503.3	6.2%

Sales of metals in concentrates:

Copper (‘000 tonnes)	41.8	46.4	(9.9%)	107.0	105.0	1.9%

Gold (‘000 ounces)	56	149	(62.4%)	181	333	(45.6%)

Silver (‘000 ounces)	282	278	1.4%	684	591	15.7%

Metal recovery* (%)

Copper	80.9	83.9	(3.6%)	80.2	83.6	(4.1%)

Gold	56.6	68.7	(17.6%)	58.6	70.3	(16.6%)

Silver	57.0	64.1	(11.1%)	56.4	64.0	(11.9%)

*Metal recovery is a function of head grade and reflects grades delivered in the quarter.

Open Pit Operations, Underground Project and Operations

During Q3’22, the combined open pit and underground operations produced 36.3 thousand tonnes of copper in concentrate and 42.7 thousand ounces of gold in concentrate. Consistent with expectations, copper and gold production were lower compared with Q3’21. Mill feed for Q3’22 included approximately 543 thousand tonnes @ 0.82% Cu and 0.23g/t Au of underground development material. The remaining 10.1 million tonnes of mill feed was sourced from Phase 5, Phase 6 and open-pit stockpiles. Mill head grades will remain low through to the end of 2022 as direct mill feed will continue to be supplemented by low grade stockpiles.

As previously disclosed, the open-pit optimisation work to improve near term value has been reflected in an updated mine plan in Q3’22. The updated mine plan incorporates modest increases in metal delivery over the next 2 years.

Shaft 3 and Shaft 4 cumulative sinking levels were at 28816 metres and 41016 metres, below ground level, respectively. The progress rates for these shafts improved during Q3’22 due to an optimisation programme,

16 As at September 25, 2022

September 30, 2022	Page| 9

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

which commenced in Q1’22, and continued progress on these initiatives is necessary to continue to be aligned with the 2022 Cost and Schedule Reforecast (2022 Reforecast). Shafts 3 and 4 commissionings are expected in mid-2024, which is consistent with the Company’s previous disclosure. Construction of the final major stage of the materials handling infrastructure continues, including civil and underground works for the conveyor to surface. Undercut blasting and on-footprint construction work continued to progress. Commissioning of the second truck chute has commenced, three further drawbells were blasted during October, in addition to the 11th drawbell being completed in early November, all ahead of schedule. Sustainable production, which is anticipated once between 16 and 21 drawbells have been blasted, subject to the natural caving conditions encountered, is now anticipated in Q1’23.

Milestone	2020 OTTR	Q2 2022 MD&A	Actual or Currently Projected Dates (3)
Start Undercut blasting	July 2021	January 2022 (Actual)	January 2022 (Actual)
MHS 1 (including Crusher 1) commissioning	Q4’21	February 2022 (Actual)	February 2022 (Actual)
First drawbell blasted (1)	May 2022	June 2022 (Actual)	June 2022 (Actual)
Sustainable Production (sustainable cave propagation)	February 2023 (~30 drawbells active(2))	H1’23 (~21 drawbells active (2))	Q1’23 (~16-21 drawbells active(2))
Shaft 3 commissioned	H1’22	H1’24(3)	H1’24(3)
Shaft 4 commissioned	H1’22	H1’24(3)	H1’24(3)
First drawbell Panel 2	Q4’24	H1’26	H1’26(4)
First drawbell Panel 1	H2’26	H1’27	H1’27(4)

(1)	Despite an approximate 6-month delay to undercut commencement, first drawbell timing remained broadly in line with the 2020TR.
(2)

Design refinements identified that a minor modification to undercut sequence, following additional geotechnical assessment of cave initiation conditions, changed the estimated number of drawbells to reach critical hydraulic radius, which is the point at which sustainable production is anticipated to commence. Critical hydraulic radius is an estimated factor, based on the best available data but some variability in the exact number of drawbells needed to reach critical hydraulic radius could occur, with the potential for the requirement to be between 16 and 21 drawbells.

(3)	Shaft 3 and 4 progress continues to be closely monitored against the 2022 Reforecast.
(4)	A preliminary assessment of the impact of the previously announced shaft delays on the commencement of Panel 1 and Panel 2 has been included in these milestones.

OT LLC spent $267.6 million on capital expenditures on the underground project17 during Q3’22, including $236.0 million of underground sustaining capital expenditures17. Total capital expenditures on the underground project17 from January 1, 2016 to September 30, 2022 were approximately $6.0 billion, including $0.6 billion of underground sustaining capital expenditures17. Capital expenditures on the underground project17 includes VAT and capitalised management services payments but excludes capitalised interest. In addition, OT LLC had contractual obligations18 of $0.5 billion as at September 30, 2022. From the restart of project development in 2016 through September 30, 2022, the Oyu Tolgoi underground project has committed over $4.4 billion to Mongolian vendors and contractors.

Hugo North Design Refinements

Study work for Panels 1 and 2, which are required to support the ramp-up to 95,000 tonnes of ore per day, remains on track for completion in H1’23. During Q2’22, updated designs for Panel 2 North were completed and lateral development has commenced in this area.

Additional data continues to be collected from the surface and underground drilling programmes. During Q3’22 and for the remainder of 2022, the drilling programme continues to target Lift 2 and future mining areas in the Lift 1 horizon, which are currently excluded from the Mineral Reserve.

17 Capital expenditures on the underground project and underground sustaining capital expenditures are supplementary financial measures. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 29 of this MD&A for further information.

18 Contractual obligations is a non-GAAP financial measure. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 29 of this MD&A for further information.

September 30, 2022	Page| 10

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

FUNDING OF OT LLC BY TURQUOISE HILL

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded OT LLC’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, OT LLC must repay such amounts, including accrued interest, before it can pay common share dividends. As at September 30, 2022, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to OT LLC was $8.8 billion, including accrued interest of $2.7 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company had previously funded the common share investments in OT LLC on behalf of state-owned Erdenes. These funded amounts, also referred to as carry account loans, earned interest at an effective annual rate of LIBOR plus 6.5% and were expected to be repayable by Erdenes to a subsidiary of the Company via a pledge over Erdenes’ share of OT LLC common share dividends. Erdenes also had the right to reduce the outstanding balance by making cash payments at any time. As announced on January 24, 2022, the Company waived in full the cumulative $2.4 billion in non-recourse carry account loans to Erdenes. The loans comprised $1.4 billion of equity invested in OT LLC by the Company on behalf of Erdenes plus $1.0 billion of unrecognised interest as at January 25, 2022, the date that the waiver was formally granted to and acknowledged by Erdenes.

On December 30, 2021, the Parliament of Mongolia passed Resolution 103 to resolve the outstanding issues among the Company, Rio Tinto and the Government of Mongolia in relation to the implementation of Resolution 92 (see the section “Government Relations – Renewed Partnership with Government of Mongolia” of this MD&A). Resolution 103 placed financing debt restrictions that limit the Company’s ability to fund OT LLC with shareholder debt or to carry common share investments in OT LLC on behalf of Erdenes until sustainable production is achieved.

As at September 30, 2022, Turquoise Hill had $0.2 billion of available liquidity in the form of cash and cash equivalents, which under current projections would be sufficient to meet the Company’s requirements, including funding of underground capital expenditures, into December 2022. Thereafter, the Company plans to rely on the various sources of funding available under the Amended HoA to provide it with sufficient liquidity and resources to meet its minimum obligations for a period of at least 12 months from the balance sheet date of September 30, 2022. The risks inherent in delivery of the Amended HoA funding plan, some of which are outside of the Company’s control, result in the existence of a material uncertainty that casts a significant doubt about the Company’s ability to continue as a going concern.

The Amended HoA amends, restates and supersedes the previous versions of this agreement between the Company and Rio Tinto. It is the fourth iteration of this agreement. The previous versions are as follows with each amending, restating and superseding its respective predecessor version:

●	Amended and Restated Heads of Agreement dated May 18, 2022;
●	Amended and Restated Heads of Agreement dated January 24, 2022;
●	Heads of Agreement entered into on April 9, 2021; and
●	the non-binding Memorandum of Understanding dated September 9, 2020.

The key elements of the Amended HoA include:

●

A commitment by Rio Tinto to make available to Turquoise Hill by way of one or more secured advances (the Early Advance) up to $650 million, which shall be made to the extent there are no funds available to the Company and its subsidiaries (after allowing for the need for cash reserves for working capital purposes of $200 million in the aggregate). If it is anticipated that the funding shortfall, if any, for March 2023, will exceed the remaining funds available under the Early Advance, the Company and Rio Tinto will in good faith discuss increasing the Early Advance by the lesser of such shortfall and $100 million;

September 30, 2022	Page| 11

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

●

A commitment by Rio Tinto to provide additional bridge financing to the Company on the same terms as the Early Advance in the event that the Company is required to provide additional funding for Oyu Tolgoi in respect of the December 2022 scheduled principal repayment of $362 million under the Oyu Tolgoi project finance facility;

●	The Early Advance shall be repaid from the proceeds of the Initial Equity Offering (as defined below);
●

A commitment by the Company to conduct one or more equity offerings for aggregate proceeds of no less than the greater of $650 million and the amount then drawn and outstanding under the Early Advance (the Initial Equity Offering) by an extended deadline to be determined in accordance with the applicable provisions of the Amended HoA, as a result of the indefinite postponement of the Special Meeting (as hereinafter defined) from its originally scheduled date of November 1, 2022. The maturity date of the Early Advance may be extended up to, but no later than, May 31, 2023;

●	A commitment by Rio Tinto to participate pro rata in the Initial Equity Offering subject to certain preconditions in consideration for payment of a 0.5% commitment fee;
●

Rio Tinto committing to provide additional short-term secured advances directly to the Company up to a maximum of $300 million (the RT Advance), which would be available in an event where there are no funds available to the Company (after allowing for the need for cash reserves for working capital purposes of $200 million in the aggregate and taking account of any remaining availability under the Early Advance);

●

A commitment by Rio Tinto to provide a co-lending facility (Co-Lending Facility). With the aggregate amount drawn under the RT Advance and the Co-Lending Facility not to exceed $750 million, to be made available once sustainable production has been achieved; and

●

Rio Tinto (in its role as manager of Oyu Tolgoi, with the assistance of the treasury group of Rio Tinto) is tasked with leading the process of rescheduling of principal repayments of existing debt (Re-profiling) to potentially reduce the base case incremental funding requirement by up to approximately $1.7 billion and seeking to raise up to $500 million of additional senior supplemental debt (SSD) and use all reasonable commercial efforts to complete the Re-profiling by no later than December 31, 2022.

Further, the Amended HoA provides that, if necessary, Turquoise Hill would be required to raise up to a total of $1.5 billion (less the amount raised in the Initial Equity Offering) via equity in a form of its choosing.

The requirement of Rio Tinto to advance funds under the Co-Lending Facility is subject to a number of conditions precedent set out in the Amended HoA, including, among others: that certain undertakings provided by the Company in favour of the Oyu Tolgoi project finance lenders be amended to cover the Co-Lending Facility; that terms of the Oyu Tolgoi project finance agreements with respect to a “Sponsor Senior Loan” not be amended in any material respect; the absence of new material claims and proceedings against Turquoise Hill or Rio Tinto that could adversely impact the funding elements of the Amended HoA; the absence of a material adverse change and of a “Suspensive Event” as defined under the Oyu Tolgoi project finance agreements, and operations at Oyu Tolgoi not having been suspended for certain defined periods of time; and all relevant third party approvals and consents having been obtained. The requirement of Rio Tinto to advance funds under the RT Advance is also subject to a number of conditions precedent set out in the Amended HoA substantially similar to those applicable to the Co-Lending Facility. The foregoing list of conditions does not purport to be exhaustive, and investors should refer to a copy of the Amended HoA as filed on the SEDAR and EDGAR profiles of the Company.

In light of the financing debt restrictions in Resolution 103, until sustainable production is achieved, OT LLC’s estimated funding requirements are expected to be addressed by cash on hand at OT LLC, the Re-profiling (or the commitment by Rio Tinto to provide additional bridge financing to the Company on the same terms as the Early Advance in the event that the Company is required to provide additional funding for Oyu Tolgoi in respect of the December 2022 scheduled principal repayment of $362 million under the Oyu Tolgoi project finance facility), the Early Advance and the RT Advance, with these funds being provided to OT LLC via the OT LLC board of directors approved pre-paid copper concentrate sale arrangement between Turquoise Hill and OT LLC.

At September 30, 2022, the Company estimates its base case incremental funding range to be $3.7 billion to $4.0 billion, an increase of $0.1 billion to $0.4 billion from its June 30, 2022 estimate of $3.6 billion. Significant contributors to this increase include updated commodity pricing and other market-based assumptions, including LIBOR and inflation, and a draft operating plan for 2023 received from OT LLC. Assuming a fully successful Re-profiling, raising of SSD and implementation of the other elements of the Amended HoA, the Company, based

September 30, 2022	Page| 12

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

on updated liquidity forecasts, currently estimates it could need to raise incremental equity proceeds of approximately $0.5 billion to $0.8 billion (June 30, 2022: $0.4B), which would be in addition to an initial equity offering estimated to be at least $650 million, to fully address its estimated incremental funding requirement within the timing framework of the Amended HoA. The Amended HoA sets a target date for the Re-profiling of no later than December 31, 2022 and an outside date for the SSD and Co-Lending Facility to the earlier of the three months following the lifting of the debt restrictions under Resolution 103 and December 31, 2023. Any changes in key assumptions may impact the incremental funding requirement and, as a result, the actual amount of incremental equity required may be greater or less than the estimated range of $0.5 billion to $0.8 billion referred to above. The issuance of any incremental equity in addition to the initial equity offering, as well as the estimated timing of its issuance would take into account the expected timing and completion of all other funding elements of the Amended HoA, which would be needed to provide the Company with sufficient liquidity and resources to meet its minimum obligations for at least twelve months from the balance sheet date of September 30, 2022. The risks inherent in delivery of the Amended HoA funding plan, some of which are outside of the Company’s control, result in the existence of a material uncertainty that casts a significant doubt about the Company’s ability to continue as a going concern. In the event there is a residual funding requirement after implementing the elements of the Amended HoA, the Company would consider all funding options available to it at that time.

Successful implementation of the Amended HoA is subject to achieving alignment with relevant stakeholders in addition to Rio Tinto (including existing lenders, any potential new lenders and the Government of Mongolia), market conditions and other factors. Non-fulfilment of any of the conditions precedent identified in the Amended HoA would also adversely affect the ability of the Company and OT LLC to obtain additional funding or re-profile existing debt as contemplated within the timeframe set out in the Amended HoA. The Company is in discussions with Rio Tinto and other relevant stakeholders regarding implementation of the Amended HoA as well as its residual funding requirements.

Substantial progress has been made on reaching agreement on the commercial terms and conditions of the Re-profiling, with the commercial terms and conditions now substantially agreed. Certain existing commercial bank lenders under the OT Project Financing have indicated that they are unable or unwilling to participate in the Re-profiling. Consequently, Rio Tinto and the Company are pursuing several potential solutions, including but not limited to: engaging existing lenders that are currently participating in the Re-profiling with a view to increasing their current participation levels, and engaging with new potential commercial bank lenders who could replace any banks that ultimately decide to exit.

If Rio Tinto and Turquoise Hill are not successful in their efforts to secure the Re-profiling on or before December 15, 2022, the Company would be required, in order to address its near-term liquidity needs, to draw on the $362 million bridge financing that Rio Tinto has committed to provide to the Company under the Amended HoA in order to fund the principal repayment of that same amount under the Oyu Tolgoi project finance facility due on December 15, 2022.

If the Re-profiling and SSD funding contemplated by the Amended HoA are not wholly successful, or the principal repayment of $362 million under the OT Project Financing is required to be made on December 15, 2022, Turquoise Hill could require additional equity financing, which would be in addition to the combined estimated equity funding requirement range of approximately $1.15 billion to $1.45 billion.

Turquoise Hill’s liquidity outlook will continue to be impacted, either positively or negatively, by various factors, many of which are outside the Company’s control, including:

●	Successful implementation of the Amended HoA;
●	Changes in commodity prices and other market-based assumptions (including LIBOR and inflation);
●	Surface operations performance as well as the successful implementation (or otherwise) of ongoing optimisation efforts;
●	Any further changes to underground mine cost and schedule in addition to those identified in the 2022 Reforecast;
●	Any re-emergence of COVID-19 related impacts, especially on border routes, as well as the economic, commercial and financial consequences thereof;

September 30, 2022	Page| 13

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

●	Further and/or unanticipated impacts on operations and underground development related to global supply chain issues; and
●

The outcomes of Turquoise Hill’s and Rio Tinto’s ongoing engagement with various Mongolian governmental bodies as the Mongolian Government implements Resolution 103, as discussed in the “Renewed Partnership with Government of Mongolia” section of this MD&A below.

Turquoise Hill continues to monitor its liquidity outlook and will provide updates as and when circumstances require.

As noted above, Turquoise Hill currently estimates its base case incremental funding range to be $3.7 billion to $4.0 billion (June 30, 2022: base case estimate of $3.6 billion), taking into consideration relevant assumptions, including:

●	Metal price assumptions for copper and gold over the incremental funding period, as set out in the table below;
●	The 2022 Reforecast;
●	The current forecast of sustainable production for Panel 0;
●	The current forecasts for Shafts 3 and 4 (for further information, see the section “Open Pit Operations, Underground Project and Operations” of this MD&A);
●	The draft operating plan for 2023 received from OT; and
●	Any updates or changes to the mine plan of either the open pit or underground mines as provided in the “Open Pit Operations, Underground Project and Operations” section of this MD&A above.

The specific metal price assumptions used in determining the base case incremental funding range are as follows:

Year	Copper ($ / pound)	Gold ($ / troy ounce)
2022	3.46	1,672
2023	3.64	1,781
2024	3.83	1,754

Within the base case funding requirement are $1.8 billion of scheduled principal repayments, which the Company is attempting to re-profile.

Turquoise Hill currently estimates its base case incremental funding range will continue to be influenced, either positively or negatively, by various factors over the incremental funding period, many of which are outside the Company’s control, including:

●	Any potential further revisions to the amount of underground development or sustaining capital required or revisions to schedule / plans;
●

The timing of sustainable production and ramp-up profile and their impact on cash flows including any further COVID-19-related delays (for further information, see the section “Open Pit Operations, Underground Project and Operations” of this MD&A);

●

The outcomes of Turquoise Hill’s and Rio Tinto’s ongoing engagement with various Mongolian governmental bodies to resolve remaining outstanding items relating to the Government of Mongolia’s implementation of Resolution 103 as discussed in the “Renewed Partnership with Government of Mongolia” section of this MD&A below;

●	Changes to the amount of cash flow expected to be generated from surface operations, net of underground and surface operations sustaining capital requirements;
●	Further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof; and
●

Changes in expected commodity prices, LIBOR, inflation and other market-based assumptions (upside and downside pricing sensitivities would have, respectively, a favourable or unfavourable impact on the base case incremental funding requirement).

September 30, 2022	Page| 14

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

More generally, any changes in the above factors may impact the incremental funding requirement and, as a result, the actual amount of incremental funding required may be greater or less than the $3.7 billion to $4.0 billion estimated range provided, and such variance may be significant. See the sections “Risks and Uncertainties” and “Forward-Looking Statements and Forward-Looking Information” in this MD&A.

PRIVATISATION PROPOSAL RECEIVED FROM RIO TINTO

Arrangement Agreement

On September 5, 2022, the Company, based on the unanimous recommendation of an independent special committee of its board of directors (the Special Committee), entered into an arrangement agreement (the Arrangement Agreement) with Rio Tinto plc and Rio Tinto, a wholly-owned subsidiary of Rio Tinto plc, in respect of a transaction whereby Rio Tinto would acquire the approximately 49% of the issued and outstanding common shares of the Company that Rio Tinto does not currently own for C$43.00 in cash per share (the Consideration) pursuant to a plan of arrangement under the Business Corporations Act (Yukon) (the Arrangement).

Completion of the Arrangement is subject to receipt of the requisite approval of the shareholders of the Company, final approval of the Arrangement by the Supreme Court of Yukon and the satisfaction or waiver of the other customary conditions. Following completion of the Arrangement, it is anticipated that the common shares of the Company will be delisted from the Toronto Stock Exchange and the New York Stock Exchange and that the Company will cease to be a reporting issuer under applicable Canadian securities laws and that the registration of the common shares under the United States Securities Exchange Act of 1934 will be terminated.

The Arrangement Agreement has been filed under the Company’s profiles at www.sedar.com and www.sec.gov. Additional information regarding the transaction has been provided in the information circular for the special meeting of the Company’s shareholders (the Special Meeting) to be held on a date to be determined in order to consider and, if thought advisable, pass a resolution to approve the Arrangement, which circular has been filed under the Company’s profiles at www.sedar.com and www.sec.gov.

Agreements Between Rio Tinto and Certain Minority Shareholders

On November 1, 2022, Rio Tinto, Rio Tinto plc and certain shareholders of the Company related to Pentwater Capital Management LP and SailingStone Capital Partners LLC (collectively, the Named Shareholders) holding in aggregate 32,617,578 common shares of the Company, entered into agreements (the Agreements) in relation to the Arrangement. The Company is not party to the Agreements and neither it nor the Special Committee was involved in the negotiation of the Agreements.

Pursuant to the terms of the Agreements, the parties agreed, among other things, that:

●	the Named Shareholders would withhold their votes in respect of the special resolution to approve the Arrangement;
●

proceedings in respect of the Named Shareholders’ dissent rights in connection with the Arrangement, as well as certain oppression claims against Rio Tinto and its affiliates (the Oppression Claims), will be conducted in accordance with procedures set out in the Agreements, which include mediation to be completed within 60 days of closing of the Arrangement and, absent resolution at mediation, confidential binding arbitration which the parties agree to use reasonable commercial efforts to complete within 12 months of the conclusion of the mediation;

●

the Named Shareholders will receive 80% of the Consideration within two business days of closing of the Arrangement and 20% of the Consideration, plus interest thereon, within two business days of final determination of the dissent proceedings (or settlement thereof) in accordance with the Agreements;

●

the Agreements also provide for the mediation and, if necessary, confidential binding arbitration of the fair value amount remaining to be paid, if any, by Rio Tinto to the Named Shareholders to resolve the dissent proceedings and the damages or compensation amount, if any, to be paid by Rio Tinto to the Named Shareholders to resolve the Oppression Claims;

September 30, 2022	Page| 15

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

●

Rio Tinto agreed to waive the closing condition in the Arrangement Agreement relating to the exercise of dissent rights to allow the Arrangement to be completed in circumstances where holders of up to 17.5% of the common shares of the Company validly exercise dissent rights; and

●

the Named Shareholders also provided covenants related to non-disparagement, non-interference and a release of all claims against Rio Tinto plc, Rio Tinto, the Company and their respective affiliates and past, present or future directors, officers or employees other than obligations under the Agreements, claims related to the dissent proceedings and Oppression Claims and claims related to the U.S. securities law class action proceeding against Rio Tinto in the Southern District of New York.

The Agreements have been filed under the Company’s profiles at www.sedar.com and www.sec.gov.

The Special Committee has been working with Rio Tinto to address the Special Committee’s concerns with respect to the differential treatment of the Company’s minority shareholders in connection with the proposed Arrangement as a result of the Agreements. In addition, the Company and Rio Tinto have been advised by the Autorité des marchés financiers (the AMF) that, in light of the announcement of the Agreements on November 1, 2022, the AMF considers the transaction as currently structured to raise public interest concerns.

The Special Committee is engaging with Rio Tinto in order to address the differential treatment of minority shareholders resulting from the Agreements. In the event that terms are reached that satisfy the Special Committee’s concerns, the Company will provide shareholders with supplemental disclosure regarding such revised terms. In order to provide shareholders with sufficient time to consider such supplemental disclosure, the Company determined to adjourn the Special Meeting scheduled for November 15, 2022 to a date to be determined.

GOVERNMENT RELATIONS

Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in OT LLC. The remaining 34% interest in OT LLC is held by Erdenes. Turquoise Hill was obliged to fund Erdenes’ share of Oyu Tolgoi’s funding requirements until September 2016, and Erdenes’ share of the capital costs and operating costs of the underground mine until September 2021 under the ARSHA and the Oyu Tolgoi Underground Mine Development and Financing Plan (UDP) entered into on May 18, 2015 between, among others, the Company, the Government of Mongolia, Erdenes and OT LLC.

Underground construction recommenced in May 2016 when OT LLC received the final requirement for the restart of underground development: formal notice to proceed approval by the Board, Rio Tinto (as project manager) and OT LLC. Approval followed the signing of the UDP in May 2015 and the signing of a $4.4 billion project finance facility in December 2015. Development had been suspended in August 2013 pending resolution of matters with the Government of Mongolia.

Turquoise Hill’s investment in the Oyu Tolgoi mine is governed by the 2009 Investment Agreement among Turquoise Hill, the Government of Mongolia, OT LLC and an affiliate of Rio Tinto (Investment Agreement or IA). The Investment Agreement framework was authorised by the Mongolian Parliament and was concluded after 16 months of negotiations. It was reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, the ARSHA and the UDP has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from the Oyu Tolgoi mine open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

September 30, 2022	Page| 16

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Renewed Partnership with Government of Mongolia

On January 24, 2022, the Company announced that it had successfully reached a mutual understanding for a renewed partnership with the Government of Mongolia and that the OT LLC Board had unanimously approved the commencement of the undercut, namely the commencement of blasting on January 25, 2022 that started the Oyu Tolgoi underground mine production and the full Definitive Estimate underground development budget.

The decision to approve the undercut represented a reset of the relationship with the Government of Mongolia with a view to delivering economic benefits to all stakeholders including the people of Mongolia and followed resolution of many of the conditions required in Resolution 103 including:

●	Turquoise Hill agreeing to waive in full the $2.4 billion carry account loan of Erdenes. See the section “Funding of OT LLC by Turquoise Hill” of this MD&A;
●	Improved cooperation with Erdenes in monitoring the Oyu Tolgoi underground development and enhancing environment, social and governance (ESG) matters;
●	The approval of the Electricity Supply Agreement entered into by OT LLC (the ESA); and
●	The establishment of a funding structure at OT LLC that does not incur additional loan financing prior to sustainable production for Panel 0 (expected in the first half of 2023).

The Company continues to work with the Government of Mongolia and Rio Tinto regarding measures set out in Resolution 103 and on September 9, 2022, notices of termination of the UDP were sent by Rio Tinto, OT LLC and the Company to Erdenes.

On October 3, 2022, the Company and Rio Tinto signed a waiver deed poll whereby Rio Tinto agreed it will not charge management services payments in respect of the capital costs relating to the underground development incurred or to be incurred in excess of $5.373 billion up to a maximum of $6.75 billion.

The Company continues to work with the Government of Mongolia and Rio Tinto to finalise the remaining outstanding measures of Resolution 103, including resolution of the outstanding OT LLC tax arbitration.

Oyu Tolgoi Mine Power Supply

OT LLC currently sources power for the Oyu Tolgoi mine from China’s Inner Mongolia Autonomous Region’s (IMAR) Western Grid, via overhead power line, pursuant to back-to-back power purchase arrangements with Mongolia’s National Power Transmission Grid (NPTG), the relevant Mongolian power authority, and Inner Mongolia Power International Cooperation Co., Ltd (IMPIC), the subsidiary of Inner Mongolia’s power grid company expiring in July 2023.

OT LLC is obliged under the Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The Power Source Framework Agreement (PSFA) entered into between OT LLC and the Government of Mongolia in December 2018 (and as amended in June 2020) provides a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine.

OT LLC entered into the Electricity Supply Agreement (ESA) on January 26, 2022, with, amongst others, Southern Region Electricity Distribution Network to provide OT LLC with power from the Mongolian grid. Delivery of power under the ESA will commence once certain conditions are satisfied, and the Mongolian grid becomes capable of providing electricity to meet OT LLC’s total power requirements on a long-term basis and imported power agreements are terminated. The ESA has a term of 20 years and provides a pathway to meeting OT LLC’s long-term power requirements from domestic power sources.

While the Mongolian grid undergoes an upgrade to be in a position to provide stable and reliable power to the Oyu Tolgoi mine, OT LLC will continue to import its power from IMAR. On September 30, 2022, a Memorandum of Understanding (MoU) was signed between NPTG, OT LLC and IMPIC. The MoU is an important interim step in securing Oyu Tolgoi’s long-term power supply, as it records the agreement reached in principle to date with

September 30, 2022	Page| 17

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

respect to extension and amendment of the power import agreement, including its extension to 2026 followed by two two-year automatic rolling extensions up to July 2030 with termination rights by NPTG from July 2028 by giving at least six months prior notice on or after January 4, 2028. Pursuant to the MoU, NPTG, OT LLC and IMPIC will endeavour to enter into a binding amendment agreement by no later than December 31, 2022. However, on-going strict lockdowns due to COVID-19 in China and IMAR and other factors could prevent the negotiations to continue as planned, which may delay its finalisation to Q1’23.

Oyu Tolgoi Tax Assessments

On January 16, 2018, Turquoise Hill announced that OT LLC had received and was evaluating a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the Mongolian Tax Authority (MTA) relating to an audit on taxes imposed and paid by OT LLC between 2013 and 2015 (the 2013 to 2015 Tax Assessment). In January 2018, OT LLC paid an amount of approximately $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

On February 20, 2020, the Company announced that OT LLC would be proceeding with the initiation of a formal international arbitration proceeding in accordance with dispute resolution provisions within Chapter 14 of the Investment Agreement and Chapter 8 of the UDP. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (UNCITRAL) seated in London before a panel of three arbitrators. By agreeing to resolve certain matters within the 2013 to 2015 Tax Assessment dispute under UNCITRAL Arbitration Rules, both parties have agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

On December 23, 2020, Turquoise Hill announced that OT LLC had received and was evaluating a tax assessment for approximately $228 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the MTA relating to an audit on taxes imposed and paid by OT LLC between 2016 and 2018 (the 2016 to 2018 Tax Assessment). Most of the matters raised in respect of the 2016 to 2018 Tax Assessment are of a similar nature to the matters that were raised in the 2013 to 2015 Tax Assessment. The MTA also proposed a $1.4 billion adjustment to the balance of OT LLC’s carried forward tax losses. The adjustments are to disallow or defer certain tax deductions claimed in the 2016 to 2018 years.

On January 11, 2021, Turquoise Hill announced that OT LLC had completed its evaluation of the 2016 to 2018 Tax Assessment claim and confirmed that OT LLC had given notice of its intention to apply to the UNCITRAL tribunal to amend its statement of claim to include certain matters raised in the 2016 to 2018 Tax Assessment. OT LLC’s application to include these matters in the pending arbitration for the 2013 to 2015 Tax Assessment was accepted. In addition to those matters included within the statement of claim, there are certain limited tax matters included in the 2013 to 2015 and 2016 to 2018 Tax Assessments, which were addressed in local Mongolian tax courts. As there was less certainty with respect to the resolution of these matters, the Company accrued for certain amounts and has also adjusted its loss carry forwards.

In February 2021, OT LLC received notices of payment totalling approximately $228 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on those dates) relating to amounts disputed under the 2016 to 2018 Tax Assessment, and in March 2021, OT LLC received notices of payment totalling $126 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on those dates) relating to amounts disputed under the 2013 to 2015 Tax Assessment. Under the Mongolian General Tax Law, the amounts were due and paid by OT LLC within 10 business days from the dates of the notices of payment. Under the same legislation, OT LLC would be entitled to recover the amounts, including via offset against future tax liabilities, in the event of a favourable decision from the relevant dispute resolution authorities.

On May 3, 2021, the Company announced that the Government of Mongolia filed its statement of defence together with a counterclaim (GoM Defence and Counterclaim) in relation to the tax arbitration proceeding. Turquoise Hill was not a party to the arbitration, but the GoM Defence and Counterclaim requested that the arbitral tribunal add both the Company and a member of the Rio Tinto Group as parties to the tax arbitration. The principal thrust of the GoM Defence and Counterclaim is to seek the rejection of OT LLC’s tax claims in their entirety. As part of the counterclaim, the Government of Mongolia also makes assertions surrounding previously reported allegations of historical improper payments made to Government of Mongolia officials and seeks unquantified damages. Also, in the event OT LLC’s tax claims are not dismissed in their entirety, the

September 30, 2022	Page| 18

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Government of Mongolia is seeking in the counterclaim an alternative declaration that the Investment Agreement is void.

Turquoise Hill denied the allegations relating to the Company in the GoM Defence and Counterclaim and filed submissions to the arbitral tribunal to oppose the Government of Mongolia’s request that it be added to the tax arbitration. As announced by the Company on January 17, 2022, the arbitral tribunal issued a ruling deciding that Turquoise Hill not be added as a party to the arbitration. As described above, Resolution 103 authorised certain measures to be completed by the Government of Mongolia in order for Resolution 92 to be considered formally implemented.

On February 11, 2022, at the request of the parties to the tax arbitration, the arbitral tribunal issued an order suspending the tax arbitration for six months or until 21 days from when the tribunal receives notice from OT LLC or the Government of Mongolia to terminate the suspension. Initial discussions were held between the parties but there were no material developments in relation to the negotiations. On August 15, 2022, at the request of the parties to the international tax arbitration, the arbitral tribunal issued an order suspending the tax arbitration for a further twelve months (until August 12, 2023) or until 21 days from when the tribunal receives notice from OT LLC or the Government of Mongolia to terminate the suspension.

The Company remains committed to continue to work with the Government of Mongolia and Rio Tinto to finalise the outstanding tax matters whether through arbitration or negotiation.

Anti-Corruption Authority Information requests

On March 1, 2022, OT LLC notified the Company that it received a letter from the Mongolian Anti-Corruption Authority requesting certain documents and information relating to an investigation regarding the underground construction work. The Company has no further details at this time and will update the market as appropriate.

CLASS ACTION COMPLAINTS

US Class Action Dismissed

In October 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its current and former officers. The complaint alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act) and Rule 10b-5 thereunder. Under the schedule established by the court, a first amended complaint was filed on March 16, 2021, and a second amended complaint was filed on September 16, 2021. The defendants moved to dismiss the operative amended complaint on October 19, 2021, under Rule 12(b)(6) of the Federal Rules of Civil Procedure and the Private Securities Litigation Reform Act of 1995, for failure to state a claim. As of December 17, 2021, the motion was fully briefed and oral argument was held on August 25, 2022. On September 2, 2022, the court granted the Company’s and its defendant officers’ motion to dismiss in its entirety.

Quebec Class Action Update

In January 2021, a proposed class action was initiated in the Superior Court in the District of Montreal against the Company and certain of its current and former officers. An amended complaint was filed on July 27, 2021 which did not substantially alter the claim. The claim alleges that the Company and its current and former officers named therein as defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of Oyu Tolgoi, in violation of, among other things, sections 225.8, 225.9 and 225.11 of the Securities Act (Quebec). On January 7, 2022 the plaintiff re-amended its claim to include allegations relating to developments arising since the previous amended complaint was filed.

The Company and its defendant officers filed evidence to defend the claim in June 2022 and the class plaintiff subsequently announced their intention to add additional parties as defendants to the action, which led to an effective suspension of the proceedings. It is unknown at this time if or when additional defendants might be

September 30, 2022	Page| 19

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

named in the proceedings, but the case remains in abeyance for the time being. No hearing has been scheduled yet. The Company believes that the complaint against it is without merit and will defend the application for leave and certification of the proceeding.

See the risk factor titled “The Company may be subject to public allegations, regulatory investigations or litigation that could materially and adversely affect the Company’s business” in the “RISKS AND UNCERTAINTIES” section of the Company’s MD&A for the year ended December 31, 2021.

NOTICE OF ARBITRATION

In May 2022, the Company received a notice of arbitration from Entrée Resources Ltd. in connection with the earn-in-agreement with Entrée.

The Company disputes the characterisations made by Entrée in its news release dated May 26, 2022 announcing the initiation of arbitration proceedings. Turquoise Hill has been in discussions with Entrée in order to resolve certain commercial disagreements in connection with the Earn-in Agreement. The Company reserves all of its rights and will vigorously defend itself.

See the risk factor titled “The Company may be subject to public allegations, regulatory investigations or litigation that could materially and adversely affect the Company’s business” in the “RISKS AND UNCERTAINTIES” section of the Company’s MD&A for the year ended December 31, 2021.

CORPORATE ACTIVITIES

Exploration

Turquoise Hill, through its wholly owned subsidiaries, Asia Gold Mongolia LLC, Heruga Exploration LLC and SGLS LLC, operates an exploration programme in Mongolia on licences that are not part of Oyu Tolgoi. Turquoise Hill owns three exploration licences: Bag and Od-2 in the Umnugobi province and Khatavch in the Dornogovi province.

During Q3’22, Turquoise Hill drilled two diamond drill holes designed to test Induced Polarisation (IP) chargeability anomalies that were defined from the 2020 geophysical surveys. Both holes reached their target depths and intersected volcanic rocks including tuffaceous volcanic sandstone / siltstone (lithic and lapilli tuff), massive andesitic tuff, aphyric basaltic andesite tuff and rhyodacite tuff along with lesser coal seams and carbonaceous siltstone. Samples every 20 metres were submitted for assay (49 elements ICM40B and Au, Pd and Pt fire Assay FAI313) and no anomalous results were received. The results from this programme suggest that the source of the IP chargeability anomaly is likely to be related to intersections of coal seam, carbonaceous black shale chlorite-clay (phengite) alteration and/or pyritisation.

The Turquoise Hill exploration team continues to monitor any opportunities to grow their portfolio through acquiring new land. The next land release by the Mineral Resources and Petroleum Authority of Mongolia is still expected in Q1’23.

INCOME AND OTHER TAXES

The Company recorded an income statement charge of $6.7 million for income and other taxes during Q3’22, compared with $308.5 million in Q3’21. Income and other taxes include adjustments to deferred tax assets in Mongolia and Canada in addition to withholding taxes accrued and current tax payable.

September 30, 2022	Page| 20

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Adjustments to deferred tax assets resulted in a credit within income and other taxes for Q3’22 of $5.7 million. During Q3’22, there was a $10.9 million increase to the amount of Mongolian deferred tax assets recognized as well as a $5.2 million decrease to the amount of Canadian deferred tax assets recognised.

Deferred tax assets relate to tax operating losses, accrued but unpaid interest expense on shareholder loans and other temporary differences. Recoverability of these losses was assessed against an estimate of future taxable profits. Movements in the deferred tax assets result from period end reassessments of recoverability and include adjustments to record potential deferred tax assets not recognised in previous periods.

The adjustment to the Mongolian deferred tax assets recognised in Q3’22 included an increase of $33.6 million on temporary differences related to property, plant and equipment and other temporary differences and a decrease of $30.6 million for prior year losses. Accrued but unpaid interest expense incurred by OT LLC during Q3’22 increased the recognised deferred tax assets by $7.9 million.

During Q3’22, the Company reported income from continuing operations before tax of $46.7 million and a net income statement tax charge (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $6.7 million, resulting in an effective tax rate of approximately 14%.

During Q3’21, adjustments to deferred tax assets resulted in income statement charges within income and other taxes of $299.9 million. There was a decrease to the amount of Mongolian deferred tax assets recognised of $292.6 million as well as a decrease to the amount of Canadian deferred tax assets recognized of $7.3 million.

The adjustment to Mongolian deferred tax assets in Q3’21 represented a decrease of $299.8 million in the recognised deferred tax assets for prior year losses and other temporary differences, mainly related to property, plant and equipment. Operating losses and accrued but unpaid interest expense incurred by Oyu Tolgoi during Q3’21 increased the recognised deferred tax assets by $7.2 million.

An effective tax rate of approximately 85% during Q3’21 arose as the Company reported income from continuing operations before tax of $362.9 million while recording in the same period a net income statement tax charge (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $308.5 million.

Turquoise Hill’s effective tax rate represents the income statement charge or credit for income and other taxes as a percentage of income or loss from operations before taxes. It is possible for Turquoise Hill’s effective tax rate to be in excess of +/- 100%, primarily because of different tax jurisdictions applying different tax rates to intercompany loan interest, recognition of previously unrecognised deferred tax assets and/or de-recognition of deferred tax assets previously recognised.

Additional income statement information, including income and other taxes relating to OT LLC and the Company’s corporate operations is provided in Note 3 – Operating segment – to the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Operating activities: Cash used in operating activities before interest and tax was $8.4 million versus cash generated from operating activities before interest and tax of $382.5 million in Q3’21. This change was primarily due to $271.0 million lower revenue, $44.0 million higher cost of sales and $3.9 million higher operating costs. These higher costs were largely due to inflationary pressures on prices for critical supplies including fuel, power and explosives.

Interest paid in Q3’22 was $27.0 million versus $0.9 million in Q3’21 due to a timing difference on payment of certain completion support fees to Rio Tinto. Interest received in Q3’22 was $1.8 million versus $0.5 million in Q3’21.

September 30, 2022	Page| 21

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Investing activities. Cash used in investing activities was $267.6 million in Q3’22 versus $209.1 million in Q3’21. Cash used in investing activities in both years primarily reflects expenditures on property, plant and equipment.

Financing activities. Cash generated from financing activities in Q3’22 was $2.6 million, compared to $1.8 million cash used in financing activities in Q3’21.

Liquidity

As at September 30, 2022, Turquoise Hill had consolidated cash and cash equivalents of approximately $0.2 billion (December 31, 2021: $0.7 billion) and consolidated working capital19 of negative $179.6 million (December 31, 2021: negative $68.8 million). Consolidated working capital decreased from negative $148.9 million at June 30, 2022 to negative $179.6 million at September 30, 2022. The movement in consolidated working capital during Q3’22 was primarily driven by a $54.3 million decrease in inventories due to lower concentrate inventories and a decrease in warehouse supplies. This was partially offset by a $28.5 million decrease in payables to related parties. With further easing of COVID-19 control measures in China customer collections increased during Q3’22. Warehouse supplies reduced primarily due to usage as part of underground operational readiness. Payables to related parties reduced during Q3’22 due to fluctuations in timings of payments. Consolidated working capital is expected to remain negative while expenditures on underground development continue and associated payables are recognised.

Turquoise Hill manages liquidity risk by the preparation of internally generated short-term cash flow forecasts. These short-term cash flow forecasts consider the aggregation of non-cancellable obligations together with an estimation of future operating costs, financing and tax costs, capital expenditures and cash receipts from sales revenue. Among other things, the Company’s short-term cash flow forecasts at September 30, 2022 also gave consideration to:

●	Known and future incremental impacts of the COVID-19 pandemic, including the $227 million increase to the estimate of underground development capital expenditures[20] identified in the 2022 Reforecast;
●	The impact of other increases to underground development capital expenditures[20] required to complete the underground development as identified in the 2022 Reforecast;
●	The expected timing of sustainable production for Panel 0 during Q1’23;
●	The impact of higher inflation on cash operating costs over the forecast period; and
●	Plans to access additional sources of funding under the Amended HoA where management considers implementation of those plans to be probable.

Sensitivity analyses were performed on the short-term cash flow forecasts, including the impact of estimated commodity prices on cash receipts. The additional funding needed until September 30, 2023 is expected to be provided through drawdowns under the Early Advance Funding Agreement (as hereinafter defined) and further implementation of other measures in the Amended HoA, including proceeds from the Initial Equity Offering, the Co-Lending facility and the RT Advance as well as the benefits of the Re-profiling and SSD (see the section “Funding of OT LLC by Turquoise Hill” of this MD&A). In Q4’22, the Company is expected to drawdown the Early Advance of $650 million (as may be increased by up to a further $100 million), which will eventually be repaid from the proceeds of the Initial Equity Offering. The Company also expects Rio Tinto to complete the Re-profiling in Q4’22. If Rio Tinto and the Company are not successful in their efforts to secure the Re-profiling on or before December 15, 2022, the Company would, in order to address near-term liquidity needs, be able to draw on $362 million committed bridge financing from Rio Tinto in order to fund the principal repayment of that same amount under existing project finance borrowings due on December 15, 2022. The Amended HoA contemplates that this facility would be repaid through the Initial Equity Offering. In Q1’23, the Company is also expected to access the committed RT Advance of $300 million. On achievement of sustainable production in Q1’23, the Company would need to access the balance of the $750 million of the Co-lending Facility (netting off any amounts drawn under the RT Advance) and SSD of up to $500 million. If the SSD funding is not wholly successful, the Company would require additional equity financing which

19 Consolidated working capital is a non-GAAP financial measure. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 29 of this MD&A for further information.

20 Underground development capital expenditures is a supplementary financial measure. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 29 of this MD&A for further information.

September 30, 2022	Page| 22

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

would be incremental to the Initial Equity Offering (see the section “Funding of OT LLC by Turquoise Hill” of this MD&A). The risks inherent in delivery of the Amended HoA funding plan, some of which are outside of the Company’s control, result in the existence of a material uncertainty that casts a significant doubt about the Company’s ability to continue as a going concern.

Capital Resources

The Company considers its capital to be share capital and third-party borrowings. To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its strategic and operating needs.

In December 2015, OT LLC signed the $4.4 billion project finance facility for the purposes of developing the underground mine, of which $4.3 billion had been drawn down as at December 31, 2021. The additional $0.1 billion would be available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States. As of September 30, 2022, the full original net proceeds of $4.2 billion had been advanced to OT LLC21. As of September 30, 2022, cumulative principal repayments of $108.6 million had been made to project finance lenders.

The project finance lenders have agreed to a debt cap of $6.0 billion, thus allowing for the potential of an additional $1.6 billion of SSD to be raised in the future subject to meeting certain requirements relating to the tenor, amount and timing of debt service obligations of such SSD and other customary conditions. The restrictions imposed by Resolution 103 on additional third party funding at OT LLC mean that SSD would not be drawn until after sustainable production is achieved, though related negotiations with the project finance lenders can start prior to this.

OT LLC notified the senior project finance lenders that the commencement of the undercutting for the underground mine in January 2022 may have constituted an event of default under the Common Terms Agreement as a material amendment to the mine plan that existed at the time project finance was secured, which could indirectly result in Oyu Tolgoi’s inability to meet the original project completion longstop date specified in the project finance agreements. On May 4, 2022 a waiver of this potential event of default was executed between OT LLC and Sumitomo Mitsui Banking Corporation, in its capacity as Intercreditor agent.

On September 5, 2022, the Company entered into the Early Advance Funding Agreement with Rio Tinto (the Early Advance Funding Agreement). As at September 30, 2022, no funds were drawn under the Early Advance Funding Agreement. The maturity date of the Early Advance is extended to a date to be determined in accordance with the applicable provisions of the Amended HoA, as a result of the indefinite postponement of the Special Meeting from its originally scheduled date of November 1, 2022.

The annual interest rate applied to withdrawn Early Advance funds is LIBOR + 5.00%. If there were to be an anticipated funding shortfall for March 31, 2023, the Company and Rio Tinto will in good faith discuss increasing the Early Advance by up to an additional $100 million. The maturity date of the Early Advance could be extended up to but no later than May 31, 2023 upon the occurrence of certain events not attributable to the Company.

The Company’s accumulated deficit as at September 30, 2022 was $3.8 billion, compared to $2.8 billion22 as at December 31, 2021. This increase includes the $1.4 billion waiver of carry account loans made on behalf of Erdenes as part of the agreement with the Government of Mongolia on January 25, 2022, which is partially offset by $0.4 billion in income for the year to date attributable to the owners of Turquoise Hill.

See also the section “Funding of OT LLC by Turquoise Hill” of this MD&A for a discussion of future capital requirements.

21 Please refer to the Section titled “Our Business” on page 5 and to the Section titled “Related-party Transactions” on page 27 of this MD&A.

22 Prior year comparative numbers have been restated for adoption of the IAS16 amendment to Property, Plant and Equipment: Proceeds before intended Use. Please refer to the Section titled “Recent Accounting Pronouncements” on page 25 of this MD&A for further information.

September 30, 2022	Page| 23

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

SHARE CAPITAL

As at September 30, 2022, the Company had a total of 201,231,446 common shares issued and outstanding.

COPPER, GOLD AND FOREIGN EXCHANGE MARKET COMMENTARY

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Copper and Gold Markets

Having corrected to a 20-month-low of $7,000/t (318 c/lb) in mid-July, copper prices moved sideways in Q3’22, fluctuating between $7,000/t and $8,500/t (around 320-385c/lb). The global economy, particularly in developed countries, continued to be hit by inflation (for instance US September inflation was 8.2% year over year, while Eurozone September inflation reached record-high of 10% year over year), raising expectations for central banks to push on with hawkish monetary policies to tame inflation pressures. The need for aggressive rate hikes led to recessionary concerns and subsequently a softening demand outlook, particularly in Europe due to the ongoing energy crisis. China’s economy was lacklustre early in the quarter as the government continued to impose zero COVID-19 policies, but macroeconomic indicators eventually improved on the government’s stimulus, such as frontloading infrastructure spending, which started to bear fruit towards the end of the quarter. Visible inventories continue to remain at multi-year-low, providing support to prices. Copper price ended Q3’22 at $7,647/t (347 c/lb).

Spot treatment charges and refining charges (TC/RCs) trended lower at the start of Q3’22, reaching $67.5/t & 6.75c/lb by the end of July as restarts from planned and unplanned maintenance of smelters supported concentrate demand amid mine supply disruptions. Thereafter, TC/RCs moved upwards steadily supported by issues at smelters in China due to power cuts and COVID-19 disruptions amid a well-supplied market. Spot TC/RCs ended the quarter at $78.5/t & 7.85c/lb.

Gold prices were largely on a downward trajectory in Q3’22. US inflation showed no signs of waning and the likelihood of aggressive rate hikes in the coming months persisted. The US dollar strengthened against most currencies, reaching 20-year highs by the end of September. This increased opportunity cost of holding gold bullion, which is a non-yielding asset. Gold price ended Q3’22 at $1,672/oz.

Foreign Exchange Rates

OT LLC’s sales are determined and settled in U.S. dollars and a portion of its expenses are incurred in local currencies. Short-term foreign exchange fluctuations could have an effect on Turquoise Hill’s operating margins; however, in view of the proportion of locally incurred expenditures, such fluctuations are not expected to have a significant impact on Turquoise Hill’s long-term financial performance.

OFF-BALANCE SHEET ARRANGEMENTS

With the exception of the Company’s power commitments disclosed within the section “Contractual Obligations” and “Oyu Tolgoi Mine Power Supply” of this MD&A, as at September 30, 2022, Turquoise Hill was not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a significant current or future effect on the results of the operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

September 30, 2022	Page| 24

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

CONTRACTUAL OBLIGATIONS

The following table summarises Turquoise Hill’s contractual obligations23 as at September 30, 2022.

(Stated in $000’s of dollars)		Payments Due by Period (4)
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total

Project finance facility (1)	723,318	1,369,348	1,190,134	957,516	4,240,316
Purchase obligations (2)	444,305	32,329	-	-	476,634
Other obligations (3)	462,107	-	-	-	462,107
Power commitments	98,521	-	-	-	98,521
Lease liabilities	4,028	17,201	615	-	21,844
Decommissioning obligations	-	-	-	409,028	409,028
Total	1,732,279	1,418,878	1,190,749	1,366,544	5,708,450

(1)	These amounts relate to principal repayments on the project finance facility.

(2)	These amounts mainly represent various long-term contracts that include commitments for future development and operating payments for supply of engineering, equipment rentals and other arrangements.

(3)	These amounts include trade and other payables.

(4)

The columns are represented in dates as follows: 12 months to September 30, 2023; 24 months between October 1, 2023 and September 30, 2025; 24 months between October 1, 2025 and September 30, 2027; Beyond October 1, 2027.

The total of non-derivative financial liabilities is $4,649 million as at September 30, 2022 (December 31, 2021: $4,567 million). The total reported financial liabilities represents obligations that are non-cancellable.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

The Company’s estimates identified as being critical are substantially unchanged from those disclosed in the MD&A for the year ended December 31, 2021.

RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, and amendments to standards and interpretations, are effective as of January 1, 2022, and have been applied in preparing these consolidated financial statements.

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to International Accounting Standards (IAS 16)): This amendment prohibits entities from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognised in profit or loss in the Consolidated Statement of Income. The amendment applies retrospectively, but only to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented in the financial statements. The amendment is effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted.

The Company adopted the amendment on January 1, 2022 and, accordingly, the information presented for 2021 has been restated. On initial application, $20.7 million of net proceeds from the sale of Oyu Tolgoi underground ore concentrate prior to January 1, 2021 was transferred from capital work in progress to deficit. At September 30, 2021 a further $40.5 million (December 31, 2021 $54.8 million) of net proceeds from the sale

23 Contractual obligations is a non-GAAP financial measure. Please refer to the Section titled – “Non-GAAP and Other Financial Measures” – on page 29 of this MD&A for further information.

September 30, 2022	Page| 25

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

of Oyu Tolgoi underground ore concentrate was transferred from capital work in progress to deficit related to sales and cost of sales during the period.

Revenue associated with Oyu Tolgoi underground ore concentrate that was sold during the three and nine months ended September 30, 2021 was $39.3 million and $51.3 million, respectively. Cost of sales associated with this revenue for three and nine months ended September 30, 2021 was $7.9 million and $10.8 million respectively.

A number of new standards, and amendments to standards and interpretations, will be effective as of January 1, 2023, and have been considered in preparing these consolidated financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12) are targeted amendments to IAS 12 Income Taxes. The amendments narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences, such as lease and decommissioning obligations. As a result, companies may need to recognise a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. This amendment is effective for the Company’s annual reporting period beginning January 1, 2023, with early adoption permitted. The restatement of the Company’s Consolidated Balance Sheet at December 31, 2022 upon adoption of the amendments from January 1, 2023 in respect of such transactions may be material.

The Company is in the process of assessing the impacts of the remaining standards and amendments to standards and interpretations, which have been issued but are not yet effective.

RISKS AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates, the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are subject to disclosure made elsewhere in this MD&A and are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2021 and in the AIF in respect of such period, except as supplemented below. See, in particular, the sections in this MD&A titled “OPERATIONAL OUTLOOK FOR 2022”, “OYU TOLGOI – Open Pit Operations, Underground Project and Operations”; “FUNDING OF OT LLC BY TURQUOISE HILL” and “GOVERNMENT RELATIONS” for more specific updates regarding, among other matters, the impact of COVID-19 on Turquoise Hill’s and Oyu Tolgoi’s operations, the anticipated size of future funding requirements and the status of discussions regarding details to implement various funding elements under the Amended HoA as well as various matters involving the Government of Mongolia. See also the section “Forward-Looking Statements and Forward-Looking Information” of this MD&A. If any of such risks or risks not currently known to the Company actually occurs or materialises, the Company’s business, financial condition or results of operations could be adversely affected, even materially adversely affected.

The following risk factors supplement the risk factors disclosed and described in the Company’s annual MD&A and AIF:

The ongoing Russia-Ukraine conflict is causing certain supply disruptions of oil and gas to the Oyu Tolgoi project and may have an adverse effect on the Company’s business, financial conditions and results of operations.

Russia’s invasion of Ukraine in February 2022 has led to economic sanctions and export control measures being levied against Russia by the international community and may result in additional sanctions, export control measures or other international action, which have and could in the future result in, among other things, severe or complete restrictions on exports and other commerce and business dealings involving Russia, certain regions of Ukraine, and/or particular entities and individuals, any of which may lead to increased inflation and have a destabilising effect on commodity prices, supply chains and global economies more broadly. While the Company does not have any operations in Russia or Ukraine, the ongoing military conflict between Russia and Ukraine has the potential to cause volatility in commodity prices and supply chain disruptions, including the supply of oil

September 30, 2022	Page| 26

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

and gas from the region, which the Company utilises in connection with its operations, all of which may adversely affect the Company’s business, financial condition and results of operations. The extent and duration of the current Russia-Ukraine conflict and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of other risk factors relevant to the Company, including those relating to commodity price volatility and supply chain. The situation is rapidly changing and unforeseeable impacts may materialise and may have an adverse effect on the Company’s business, financial condition and results of operations.

Multinational companies and businesses may in the future be subject to a minimum corporate tax rate and other new tax measures under evolving global initiatives.

Members of the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting have endorsed a “Two-Pillar Solution” designed in part to ensure that in-scope multinational enterprises are subject to a minimum tax rate of 15%, building on its previous work on tax avoidance which targets, among other things, certain “base eroding” payments. The Company continues to monitor the ongoing implementation of such initiatives by countries where the Company is present. The Company is unable to predict when and how such initiatives will be enacted into law in all such countries. It is possible that implementation of such initiatives, including the global minimum corporate tax rate, could have a material effect on the Company’s liability for corporate taxes and its consolidated effective tax rate, which could in turn have a material effect, even a material adverse effect, on the Company’s financial position.

RELATED-PARTY TRANSACTIONS

As at September 30, 2022, Rio Tinto’s equity ownership in the Company was 50.8%, which was unchanged from December 31, 2021. Following a shareholder vote and pending approval of the outcome of the vote by the Yukon Court, Rio Tinto’s equity ownership in the Company may increase to 100%. The following tables present the consolidated financial statement line items within which transactions with Rio Tinto are reported.

Statements of Income	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in $000’s of dollars)	2022	2021	2022	2021

Operating and corporate administration expenses:
Cost recoveries - Turquoise Hill	40	389	256	1,069
Management services payment (i)	(9,265)	(8,703)	(23,677)	(20,581)
Cost recoveries - Rio Tinto (ii)	(16,783)	(18,404)	(52,830)	(47,016)

Finance costs:
Completion support fee (iii)	(27,091)	(27,497)	(80,869)	(81,844)
Commitment fee (iv)	(822)		(822)
	(53,921)	(54,215)	(157,942)	(148,372)

Statement of Cash Flows	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in $000’s of dollars)	2022	2021	2022	2021

Cash generated from operating activities
Interest paid (iii)	(25,808)	-	(25,808)	(26,171)

Cash flows from investing activities
Expenditures on property, plant and equipment:
Management services payment and cost recoveries - Rio Tinto (i), (ii)	(8,143)	(13,361)	(17,220)	(22,216)

Balance sheets			September 30,	December 31,
(Stated in $000’s of dollars)			2022	2021

Prepaid expenses and other assets			26,705	81,764
Trade and other payables:
Management services payment - Rio Tinto (i)			(33,388)	(14,584)
Cost recoveries - Rio Tinto (ii)			(56,205)	(39,569)
Total			(62,888)	27,611

September 30, 2022	Page| 27

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

(i)

In accordance with the ARSHA, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing the UDP on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development and sustaining capital costs, and 3% applied to operating costs and capital related to current operations. On October 3, 2022 the Company and Rio Tinto signed a waiver whereby Rio Tinto agreed it will not charge MSP in respect of the estimated additional $1.4 billion of underground development capital required to complete the underground project.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi project.

(iii)

As part of the project finance agreements, Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (CSU) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, the Company is required to pay Rio Tinto annually a completion support fee equal to 2.5% of the amounts drawn under the facility. This fee is accounted for as a borrowing cost and included within interest expense and similar charges. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

(iv)

As part of the Early Advance funding the Company is required to pay Rio Tinto a commitment fee equal to 1.75% per annum on the undrawn principal amount on a quarterly basis. The commitment fee is accounted for as a borrowing cost and included within interest expense and similar charges.

SELECTED QUARTERLY DATA

The Company’s interim financial statements are reported under IFRS applicable to interim financial statements, including IAS 34 Interim Financial Reporting.

($ in millions, except per share information)	Quarter Ended
	Sep-30 2022	Jun-30 2022	Mar-31 2022	Dec-31 2021 Restated (b)

Revenue	391.1	402.0	402.7	522.3

Income for the period	40.0	93.3	394.3	221.6

Income attributable to owners of Turquoise Hill Resources Ltd	46.6	82.6	275.2	165.8

Basic and diluted earnings per share attributable to owners of Turquoise Hill Resources Ltd (a)	0.23	0.41	1.37	0.82

	Quarter Ended
	Sep-30 2021 Restated (b)	Jun-30 2021 Restated (b)	Mar-31 2021	Dec-31 2020

Revenue	662.1	329.8	526.5	405.1

Income for the period	54.4	127.8	332.1	241.6

Income attributable to owners of Turquoise Hill Resources Ltd	55.7	102.9	236.7	159.9

Basic and diluted earnings per share attributable to owners of Turquoise Hill Resources Ltd (a)	0.28	0.51	1.18	0.79

(a)	Basic and diluted earnings per share has been recalculated pursuant to the share consolidation completed on October 23, 2020 for all periods presented.

(b)

Comparatives have been restated for adoption of the IAS16 amendment to Property, Plant and Equipment: Proceeds before intended Use. Please refer to the Section titled “Recent Accounting Pronouncements” on page 25 of this MD&A for further information.

Factors necessary to understand general trends in the select unaudited quarterly financial information are summarised below.

Changes in revenue over the periods presented have resulted mainly from variable metal prices combined with changes in sales volume. Revenue in Q1’22, Q2’22 and Q3’22 was lower than in Q4’21, Q3’21 and Q1’21 due to the planned transition during 2022 of mining to the next phase of operations. The five consecutive quarters ended December 31, 2021 benefitted from increasing average copper and gold prices. Revenue in Q3’21, Q1’21 and Q4’20 benefitted from higher metal production, reflecting the scheduled move to mining the higher grade

September 30, 2022	Page| 28

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

gold areas of Phase 4B. Revenue in Q4’21 was partially impacted by the transition of mining away from these higher grade areas. Revenue in Q2’21 was impacted by the force majeure declared by OT LCC from March 30, 2021. The impacts of the force majeure had been partially mitigated by Q3’21 through the introduction of COVID-19 control measures and increased shipping capacity, but periodic border disruptions continued to impact revenue into Q1’22. These restrictions eased during Q2’22, and, with improved shipments, onsite concentrate inventory levels returned to target levels.

Changes in income over the periods presented resulted mainly from the changes in revenue noted above and adjustments made to deferred tax assets. Income in Q1’22, Q2’22 and Q3’22 and for the two consecutive quarters ended March 31, 2021 was impacted by deferred tax asset recognition adjustments of $256.6 million (Q1’22), $20.1 million (Q2’22), $5.7 million (Q3’22), $86.1 million (Q4’20) and $52.3 million (Q1’21), respectively. Income in three consecutive quarters ended December 31, 2021 was negatively impacted by deferred tax asset de-recognition adjustments of $10.5 million (Q2’21), $299.9 million (Q3’21) and $19.7 million (Q4’21), respectively.

NON-GAAP AND OTHER FINANCIAL MEASURES

The Company presents and refers to the following non-GAAP financial measures, non-GAAP ratios and supplementary financial measures, which are not defined in IFRS. A description and, when required, a calculation of each measure is given below. Such measures may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at the Oyu Tolgoi mine and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Non-GAAP financial measures

Non-GAAP financial measure is defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (NI 52-112) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation.

Total operating cash costs

The measure of total operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill, which are eliminated in the consolidated financial statements of the Company. Total operating cash costs is used internally by management to assess the performance of the business in effectively allocating and managing costs and is provided in order to provide investors and other stakeholders with additional information about the underlying cash costs of OT LLC. Total operating cash costs are relevant to the understanding of the Company’s operating profitability and ability to generate cash flows. The most comparable financial measure that is disclosed in the primary financial statements for total operating costs is “Cost of sales”. A reconciliation of total operating cash costs for its current and comparative period is presented under “Non-GAAP Ratios” herein below.

Consolidated working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, the Company’s definition of consolidated working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory. Management and investors consider movements in consolidated working capital to understand the Company’s cash flow generated from operating activities before interest and tax.

September 30, 2022	Page| 29

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Consolidated working capital	September 30,	December 31,
(Stated in $000’s of dollars)	2022	2021

Inventories (current)	239,019	290,017

Trade and other receivables	13,643	16,119

Trade and other payables:

- trade payables and accrued liabilities	(342,643)	(320,791)

- payable to related parties	(89,593)	(54,153)

	(179,574)	(68,808)

Contractual obligations

The following section of this MD&A discloses contractual obligations in relation to the Company’s project finance, lease, purchase, power and asset retirement obligations. Amounts relating to these obligations are calculated on the assumptions of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations as at September 30, 2022 to the relevant line items from among the current assets and liabilities in the consolidated financial statements and notes is provided below.

	Project Finance Facility	Purchase obligations	Other Obligations	Power commitments	Lease liabilities	Decommissioning obligations

(Stated in $000’s of dollars)

Commitments (MD&A)	4,240,316	476,634	462,107	98,521	21,844	409,028
Cancellable obligations (net of exit costs)	-	(403,501)	-	(32,984)	-	-

Accrued capital expenditure	-	(42,353)	42,353	-	-	-
Discounting and other adjustments	(112,887)	-	-	-	(5,167)	(228,187)
Financial statement amount	4,127,429	30,780	504,460	65,537	16,677	180,841

Contractual obligations is used to present contractual and other obligations that are both cancellable or non-cancellable.

Non-GAAP ratios

A non-GAAP ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-GAAP financial measure as one or more of its components, and (c) is not disclosed in the financial statements. The non-GAAP financial measures used to calculate the non-GAAP ratios below are C1 cash costs, all-in sustaining costs, mining costs and milling costs.

C1 cash costs per pound of copper produced

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. This metric is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of OT LLC and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced by selling these products. The most comparable financial measure that is disclosed in the primary financial statements for total operating costs is “Cost of sales”.

September 30, 2022	Page| 30

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

All-in sustaining costs per pound of copper produced

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations. As a result, sustaining capital expenditures on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of OT LLC to support sustaining capital expenditures for future production from the generation of operating cash flows.

A reconciliation of total operating cash costs, C1 cash costs and AISC is provided below.

	(Three Months Ended)		(Nine Months Ended)
C1 costs (Stated in $000’s of dollars)	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
		(Restated)(1)		(Restated)(1)
Cost of sales	254,626	210,608	649,052	451,763
Cost of sales: $/lb of copper sold	2.76	2.06	2.75	1.95
Depreciation and depletion	(49,064)	(50,131)	(133,131)	(123,548)
Change in inventory	(42,357)	(22,066)	(30,809)	80,807
Other operating expenses	56,360	77,542	179,773	207,306
Less:
- Inventory (write-down) reversal	(271)	(6)	(460)	3,598
- Depreciation	(570)	(580)	(1,612)	(1,775)
Management services payment to Turquoise Hill	9,265	8,703	23,677	20,581
Total operating cash costs	227,989	224,093	686,490	638,717
Total operating cash costs: $/lb of copper produced	2.85	2.43	3.20	2.33
Adjustments to total operating cash costs(2)	11,760	(13,132)	581	(24,642)
Less: Gold and silver revenues	(102,216)	(266,362)	(350,050)	(592,030)
C1 costs ($‘000)	137,533	(55,401)	337,021	22,045
C1 costs: $/lb of copper produced	1.72	(0.60)	1.57	0.08

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	16,971	5,255	45,967	26,823
Asset retirement expense	3,053	2,457	8,908	5,440
Royalty expenses	16,849	37,592	70,201	82,794
Ore stockpile and stores write-down (reversal)	271	6	460	(3,598)
Other expenses	1,709	908	3,908	1,714
Sustaining cash capital including deferred stripping	31,618	16,300	100,451	43,385
All-in sustaining costs ($‘000)	208,004	7,117	566,916	178,603
All-in sustaining costs: $/lb of copper produced	2.60	0.08	2.65	0.65

(1)

Prior year comparatives have been restated for adoption of the IAS16 amendment to Property, Plant and Equipment: Proceeds before intended Use. Please refer to the Section titled “Recent Accounting Pronouncements” on page 25 of this MD&A for further information.

(2)

Adjustments to total operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cash cost.

Cost of sales is the most comparable measure for mining and milling costs. Mining and milling costs represent total operating cash costs of Oyu Tolgoi’s open-pit mining and concentrator operations.

Mining, milling and G&A costs per tonne ratios are used internally by management and investors to assess the performance of the business by providing information on cost efficiency across the important components of Oyu Tolgoi’s operations - its open-pit mine, concentrator and support functions.

Mining costs per tonne of material mined

Mining costs per tonne of material mined for the three and nine months ended September 30, 2022 are calculated by reference to total mining costs, respectively, of $66.0 million and $182.8 million (Q3’21: $46.9 million and $134.2 million) and total material mined of 26.1 million and 76.0 million tonnes (Q3’21: 22.6 million and 61.0 million tonnes).

Milling costs per tonne of ore treated

Milling costs per tonne of ore treated for the three and nine months ended September 30, 2022 are calculated by reference to total milling costs, respectively, of $73.8 million and

September 30, 2022	Page| 31

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

$205.5 million (Q3’21: $74.8 million and $202.8 million) and total ore treated of 10.7 million and 30.0 million tonnes (Q3’21: 9.3 million and 28.6 million tonnes).

Supplementary financial measures

Supplementary financial measures are defined under NI 52-112 as financial measures (a) which are neither non-GAAP financial measures nor non-GAAP ratios, (b) that are not presented in the financial statements and (c) that are, or are intended to be, disclosed periodically to depict the historical or expected future financial performance, financial position or cash flow. The below are supplementary financial measures that the Company uses to depict its financial performance, financial position or cash flows.

Cost of sales per pound of copper sold

Cost of sales is reported in the consolidated income statement. Cost of sales per pound of copper sold supports management’s objective of efficient cost allocation and is used by management and investors to understand operating profitability.

Capital expenditures

These measures are derived from and comprise sustaining and development expenditures on property, plant and equipment in the cash flow statement.

i.	Capital expenditures on surface operations

Capital expenditures on surface operations comprise investment in the above ground assets and infrastructure that now support both operation of the open pit and processing of underground material. This includes the expenditures related to the open pit, including deferred stripping, the concentrator and tailings storage.

ii.	Capital expenditures on the underground project

Capital expenditures on the underground project comprise underground sustaining capital expenditures and underground development capital expenditures.

a.	Underground sustaining capital expenditures

Underground sustaining capital expenditures represent cash spent on assets lasting for more than one year that support lateral development of the underground system, including drawpoint construction. This measure is used to support management’s objective of effective and efficient capital allocation as the Company needs to invest in sustaining capital assets in order to optimise productive capacity, including during the period from undercut commencement in January 2022 through to sustainable production, currently anticipated in H1’2023, and into the future.

b.	Underground development capital expenditures

Underground development capital expenditures reflect spending required to complete the underground project, including on the underground materials handling and ventilation infrastructure. It includes construction of the shafts, primary crushers, material handling systems and the surface to conveyor system. This measure is used to support management’s objective of delivering growth through completion of development on the underground project.

iii.	Underground development capital incurred

Underground development capital incurred reflects the value of work completed, usually equal to amounts invoiced or accrued, where goods or services have been delivered but the invoice has not been received or processed. Amounts incurred, on being invoiced and paid will become underground development capital expenditures.

September 30, 2022	Page| 32

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

iv.	Underground development capital committed

Underground development capital committed reflects the value of the work awarded to a vendor or contractor, including the work of the owners teams required to support awarded contracts. Amounts committed, once the scope of the contract packages have been delivered will become underground development capital incurred.

Underground development capital incurred and underground development capital committed provide information on the delivery of the project to date both in terms of commitments made with vendors and scope delivered. These measures are useful since they illustrate how much of the project remains to be delivered, which is increasingly important to management as we approach completion of the project.

These measures are used to support management’s objective of effective and efficient capital allocation as the Company needs to invest in sustaining existing assets across our operations in order to maintain and improve productive capacity, and to deliver growth through completion of development on the underground project.

G&A costs per tonne of ore treated

G&A costs per tonne of ore treated for the three and nine months ended September 30, 2022 are calculated by reference to total general & administrative costs. General & administrative costs are equivalent to Oyu Tolgoi administrative expenses and totalled, respectively, $35.0 million and $97.2 million (Q3’21: $33.9 million and $114.8 million). Total ore treated for those periods were 10.7 million and 30.0 million tonnes (Q3’21: 9.3 million and 28.6 million tonnes). G&A is used to promote cost effectiveness through measurement of the overhead required to support the business.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company under applicable securities legislation is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosures. There were no changes in the Company’s disclosure controls and procedures during the three months ended September 30, 2022.

QUALIFIED PERSON

Disclosure of information of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was approved by Jo-Anne Dudley (FAusIMM(CP)), Chief Operating Officer of the Company. Jo-Anne Dudley is a “qualified person” within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101).

CAUTIONARY STATEMENTS

Language regarding reserves and resources

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company’s mineral resources and mineral reserves, readers should refer to the AIF of the Company for the year ended December 31, 2021, and other continuous

September 30, 2022	Page| 33

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

disclosure documents filed by the Company since January 1, 2022 under Turquoise Hill’s profile on SEDAR at www.sedar.com.

Note to United States investors concerning estimates of measured, indicated and inferred resources

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with NI 43-101, and the CIM Definition Standards for mineral resources and mineral reserves. NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with SEC disclosure requirements.

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the Arrangement, including the provision of supplemental disclosure to shareholders and the adjournment of the Special Meeting; the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the key agreements entered into with the Government of Mongolia announced on January 24, 2022 (the GoM Agreements) are implemented along with the implementation of Resolution 103, the resolution passed by the Parliament of Mongolia in December 2021 to resolve the outstanding issues among the Company, Rio Tinto and the Government of Mongolia in relation to the implementation of Resolution 92, the resolution passed by the Parliament of Mongolia in November 2019 mandating the Government of Mongolia to take necessary measures to ensure the benefits to Mongolia of Oyu Tolgoi; the continuation of undercutting in accordance with the mine plan and design; the actual timing of first sustainable production as well as the lifting of restrictions by the Government of Mongolia on the ability of OT LLC to incur any additional indebtedness; the implementation and successful execution of the updated funding plan that is the subject of the Amended HoA, as such agreement may be further amended or restated, and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor, all as contemplated by the Amended HoA, as well as potential delays in the ability of the Company and OT LLC to proceed with the funding elements contemplated by the Amended HoA; liquidity, funding sources and funding requirements in general, in particular until sustainable first production is achieved, including the Company’s ability to reach agreement with project finance lenders on the re-profiling of existing debt payments in line with current cash flow projections, as well as the Company (or a wholly-owned subsidiary) and OT LLC entering into a pre-paid copper concentrate sale arrangement; the availability and amount of potential sources of additional funding, including the short-term secured advance to be provided by Rio Tinto to the Company under the Amended HoA; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s ability to conduct one or more equity offerings as contemplated by the Amended HoA in light of future and then prevailing market conditions; the expectations set out in the 2020 Oyu Tolgoi Technical Report (2022 OTTR); the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on achieving first sustainable production and on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaint filed against

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(Stated in U.S. dollars, except where noted)

the Company in January 2021; the international tax arbitration brought by OT LLC and the likelihood of the parties being able to amicably resolve the ongoing tax issues; the timing of studies, announcements and analyses; the status of underground development, including any slowdown of work; the causes of the increase in costs and schedule extension of the underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; the timing and progress of the sinking of Shafts 3 and 4 and any delays in that regard in addition to previously announced delays; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of a state-owned power plant (SOPP) and related amendments to the PSFA, as amended, as well as power purchase agreements and extensions thereto; the finalisation of an agreement with IMPIC on extension of the current power import arrangements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the continuing impact of COVID-19, including any restrictions imposed by health or governmental authorities relating thereto on the Company’s business, operations and financial condition, as well as delays and the development cost impacts of delays caused by the COVID-19 pandemic; the Company’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; capital and operating cost estimates, including inflationary pressures thereon resulting in cost escalation; the content of the Definitive Estimate; mill and concentrator throughput; anticipated business activities, planned expenditures, corporate strategies; supply disruptions of oil and gas to the Oyu Tolgoi project caused by the ongoing Russia-Ukraine conflict; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including: the ability of the Company and Rio Tinto to agree to satisfactory terms to address the differential treatment of minority shareholders resulting from the Agreements and to satisfy any concerns of the AMF or any other regulators; the ability of the Company and Rio Tinto to satisfy, in a timely manner, the other conditions to the completion of the Arrangement; the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the GoM Agreements are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; the actual timing of first sustainable production as well as the lifting of restrictions by the Government of Mongolia on the ability of OT LLC to incur any additional indebtedness; the ability of the Company and Rio Tinto to receive in a timely manner and on satisfactory terms the necessary shareholder approvals (including the minority approval) and Court approval; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended, subject to ongoing discussions relating to a standstill period; finalisation of an agreement with IMPIC on an extension of the current power import arrangements; the eventual pre-payment arrangement between the Company (or a wholly-owned subsidiary) and OT LLC; the implementation and successful execution of the updated funding plan that is the subject of the Amended HoA, as such agreement may be further amended and restated; the Company’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: the possibility that the Arrangement will not be completed on the terms and conditions currently contemplated or at all due to failure to obtain or satisfy, in a timely manner or otherwise, required shareholder and court approvals and other conditions of closing or for other reasons; the possibility of adverse reactions or changes in business relationships resulting from the pendency or completion of the Arrangement; risks relating to the retention of key personnel while the Arrangement is pending; the possibility of litigation relating to the Arrangement; risks related to the diversion of management’s attention from the Company’s ongoing business operations while the Arrangement is pending;

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

and other risks inherent in the Company’s business and/or other factors beyond its control which could have a material adverse effect on the Company or the ability to consummate the Arrangement; copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the accuracy of the Definitive Estimate; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaint filed against the Company; the outcome of the international arbitration proceedings, including the likelihood of the parties being able to amicably resolve the ongoing tax issues; regulatory restrictions (including environmental regulatory restrictions and liability); OT LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; the Company’s ability to operate sustainably, its community relations, and its social licence to operate in Mongolia; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including public health crises, strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; global climate change; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; inflationary pressures on prices for critical supplies for Oyu Tolgoi including fuel, power, explosives and grinding media resulting in cost escalation; defective title to mineral claims or property; human rights requirements; international conflicts such as the ongoing Russia-Ukraine conflict; and new tax measures, such as a minimum corporate tax rate, that might be implemented as a result of evolving global initiatives. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of the Oyu Tolgoi project, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the GoM Agreements are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; the approval or non-approval by the OT LLC Board of any future necessary additional investment, and the likely consequences on the timing and overall economic value of the Oyu Tolgoi project, including slowdown on the underground development and significant delays to first sustainable production; the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the implementation and successful execution of the updated funding plan that is the subject of the Amended HoA, as such agreement may be further amended or restated, and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor the eventual pre-payment arrangement between the Company (or a wholly-owned subsidiary) and OT LLC; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto, as well as the development cost impacts of delays caused by the COVID-19 pandemic; the Company’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays and the costs which would result from delays, including delays caused by COVID-19 restrictions and impacts and related factors, in the development of the underground mine (which could significantly exceed the costs projected in the 2020 OTTR); projected copper, gold and silver prices and their market demand; production estimates and the

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

anticipated yearly production of copper, gold and silver at Oyu Tolgoi; inflationary pressures on prices for critical supplies for Oyu Tolgoi, including fuel, power, explosives and grinding media resulting in cost escalation; and the potential impact of the ongoing Russia-Ukraine conflict, including supply disruptions of oil and gas to the Oyu Tolgoi project caused thereby.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this MD&A are exclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realised), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Such estimates are, in large part, based on the following:

●

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale mineral continuity and character of the deposits can be improved with additional drilling and sampling; actual mineralisation or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals or the actual recovery percentage of the metal(s) from the Company’s mining projects may render mining of mineral reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

●

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralisation of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

●

Assumptions relating to projected future metal prices. The Company uses prices reflecting market pricing projections in the financial modelling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modelling (either higher or lower), and the differences could be significant; and

●

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific as well as regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the AIF, as supplemented by the “Risks and Uncertainties” section in this MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section in the AIF and the “Risks and Uncertainties” section of this MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

/s/ Steve Thibeault	/s/ Luke Colton

Steve Thibeault	Luke Colton
Interim Chief Executive Officer	Chief Financial Officer

November 14, 2022
Montreal, QC, Canada

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turquoisehill.com

Turquoise Hill Resources Ltd.
Suite 3680,1 Place Ville- Marie
Montreal Quebec, Canada
H3B 3P2

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